Exhibit d

Province of Saskatchewan

Current Description

November 2007

Saskatchewan
50 0 50 100 Kilometres
25 0 25 50 Miles
Legend
Major Railways
Major Highways
Northern Highways
Electrical Generating Stations
Athabasca Basin
Precambrian Shield
Commercial Forest Area
Agricultural Area
La Ronge
Lloydminster
Prince Albert
North Battleford
Melfort
Saskatoon
Yorkton
Melville
Moose Jaw
Regina
Swift Current
Weyburn
Estevan
CANADA
U.S.A.
MEXICO
2006/10/18

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On September 28, 2007, the noon buying rate in New York City for Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $0.9959 = 1.00 United States dollar (“U.S. $”).

        Tonnes as used in this document refers to metric tons. One tonne is equivalent to 1.102311 short tons.

        In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund. (Refer to page 17 for further information.)

        The Government uses accrual accounting. The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid. This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year. The General Revenue Fund follows the accrual method except for defined benefit pension plan costs and receipts from the federal government for corporate and personal income taxes. During 2004-05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

        This document contains forward-looking statements which may be identified by their use of words like “plans,” “expected,” “will,” “project,” “estimated,” “forecast” or other words of similar meaning. All statements that address expectations or projections about the future are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. It cannot be guaranteed that these assumptions and expectations are accurate or will be realized.

The Canadian Dollar

        Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

        Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	2002	2003	2004	2005	2006	2007*
High	66.18	77.38	84.93	86.90	90.99	100.37
Low	61.99	63.50	71.59	78.72	85.28	84.37

Source:  Bank of Canada – noon rate.
* First nine months only.

i

PROVINCE OF SASKATCHEWAN
Summary Economic and Financial Statistics

        The following information is qualified in its entirety by the more detailed information contained in this document. See also “General Revenue Fund Supplementary Financial Information — Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position” commencing on page 34 for a discussion of the Provincial Auditor’s report accompanying the General Revenue Fund’s financial statements as at March 31, 2007, and for the year then ended.

						Compound
	Calendar Year Ended December 31					Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$34,649	$36,820	$40,117	$43,337	$45,823	7.2%
Farm Cash Receipts	$6,461	$5,813	$5,950	$6,263	$6,633	0.7
Mineral Sales	$8,288	$8,897	$10,400	$12,448	$12,729	11.3
Manufacturing Shipments	$7,399	$7,853	$9,180	$9,939	$10,342	8.7
Exports	$24,863	$24,459	$27,559	$30,304	$31,915	6.4
Personal Income	$24,160	$25,338	$26,921	$27,953	$28,872	4.6
Population at July 1 (Thousands)	996	995	995	990	988	(0.2)
Unemployment Rate	5.7%	5.6%	5.4%	5.1%	4.7%	n.a
Change in Consumer Price Index [1]	2.8%	2.3%	2.2%	2.2%	2.0%	n.a

[1] 2002 = (100)
n.a. = not applicable

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007	Estimate 2008
	(Millions)
Government Finances - General Revenue Fund [1]
Budgetary surplus (deficit) [2]	$1	$1	$383	$400	$293	$75
Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	10	4	2	2	3	3
Amortization of Capital Assets	0	0	104	135	152	151
Loss on loans and investments	2	80	2	2	1	1
Net change in non-cash operating activities	114	104	231	6	(17)	(93)
Earnings retained in sinking funds	(51)	(47)	(43)	(63)	(46)	(51)
Adjustment to accumulated deficit	0	(46)	(6)	11	0	0
Capital Activities
Cash (used for) Acquisition of capital assets	0	0	(150)	(218)	(248)	(298)
Investing Activities
Cash provided by (used for) investing activities	(7)	(220)	(167)	(102)	(29)	(336)
Cash Provided (Required)	$69	$(124)	$356	$173	$109	$(548)
[1]	Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 17 for an explanation of the change to the expense basis of presentation.
[2]	For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1-7 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position for the five years ended March 31, 2007, under “General Revenue Fund Supplementary Financial Information,” commencing on page 34.

ii

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007
	(Millions)
Debt - General Revenue Fund
Gross Debt	$12,334	$12,591	$12,073	$11,933	$12,057
Less: Equity in Sinking Funds	(886)	(947)	(944)	(1,105)	(1,255)
Guaranteed Debt	184	113	56	46	34
Total General Revenue Fund Debt	$11,632	$11,757	$11,185	$10,874	$10,836

        In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated. Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted. Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

        The Province of Saskatchewan (“Saskatchewan” or the “Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada. With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

        The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

        The population of Saskatchewan was approximately 996,869 on July 1, 2007, compared with approximately 987,520 on July 1, 2006 and 1,018,067 on July 1, 1997. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 198,316 on July 1, 2006, and Saskatoon, with a population of approximately 235,464 as of the same date.

        The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population
    996,869 (July 1, 2007)

Major Urban Centres
    Regina
   •    Capital of Saskatchewan
   •    198,316 (July 1, 2006)
    Saskatoon
   •    Centre for Saskatchewan's
         resource-based and advanced
         technology industries
   •    235,464 (July 1, 2006)

Population Density
    1 person per 0.66 square
    kilometre (0.25 per square mile)

Mean Temperatures Range (Regina)
    January      -11 to -22 degrees Celsius
    July              26 to 12 degrees Celsius

Mean Precipitation (Regina)
    January        15 millimetres
    July              59 millimetres
Year 364 millimetres	Area
   Land:
  •    570,700 square kilometres
       (220,350 square miles)
Fresh Water:
  •    81,630 square kilometres
       (31,520 square miles)
   Total:
  •    652,330 square kilometres
       (251,870 square miles)
   Farm Land:
  •    268,655 square kilometres
       (103,730 square miles)
   Cultivated Farm Land:
  •    202,470 square kilometres
       (78,170 square miles)
   Commercial Forests:
  •    126,300 square kilometres
       (48,760 square miles)

Sources: Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

        Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the “Constitution”) from the United Kingdom to Canada.

        Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

        Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

        The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

        The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and the Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

        Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on November 7, 2007, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. The representation in the Legislative Assembly at November 22, 2007 was as follows: Saskatchewan Party, 38 seats; and New Democratic Party, 20 seats.

OVERVIEW OF THE ECONOMY

Introduction

        Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. The Province’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

        Saskatchewan’s economy grew at an annual real rate of 0.9 percent in 2006 largely reflecting lower crop production, lower potash sales and weak uranium production. Canada’s real Gross Domestic Product (“GDP”) increased by 2.8 per cent in the same year.

        Mining is the largest sector among Saskatchewan’s goods-producing industries. The dominant mineral products of the Province include crude oil, potash, natural gas and uranium. The number of oil wells drilled increased by 16.3 per cent and the value of oil sales increased by 18.0 per cent in 2006 because of stronger oil prices. The value of natural gas sales decreased by 21.1 per cent as a result of lower natural gas prices in 2006 while the number of gas wells drilled declined by 15.8 per cent in 2006. Potash sales declined by 18.5 per cent in 2006 due to stalled contract negotiations with customers in China and other large offshore markets.

        Manufacturing is the second largest sector of Saskatchewan’s goods-producing industries. In 2006, Saskatchewan’s manufacturing shipments increased by 4.1 per cent.

        Agriculture is the third largest sector among Saskatchewan’s goods-producing industries. Saskatchewan farmers harvested 25.6 million tones of the major grains and oilseeds in 2006, about 16.5 per cent less than the harvest in 2005.

        Saskatchewan farm cash receipts amounted to $6.6 billion in 2006, up 5.9 per cent from 2005. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $417.7 million reflecting higher crop receipts.

        Retail sales increased by 6.5 per cent in 2006 while wholesale trade decreased 0.7 per cent in the same year. New vehicle sales went up by 1.7 per cent in 2006.

        Saskatchewan’s employment level increased by 1.7 per cent or 8,100 jobs in 2006. In Canada, employment increased by 1.6 per cent or 262,400 jobs in the same year.

        Saskatchewan’s unemployment rate averaged 4.7 per cent in 2006. The national unemployment rate averaged 6.3 per cent in the same year.

        The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 2.0 per cent in 2006 compared to Canada’s inflation rate of 2.0 per cent.

        The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2006.

Summary of Economic Indicators

	Calendar Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$34,649	$36,820	$40,117	$43,337	$45,823	7.2%
Annual Rate of Change	3.9%	6.3%	9.0%	8.0%	5.7%
Per Capita	$34,792	$37,015	$40,323	$43,773	$46,402	7.5%
Chained 1997 Dollars (Millions)	$30,496	$31,860	$32,797	$34,238	$34,544	3.2%
Annual Rate of Change	0.1%	4.5%	2.9%	4.4%	0.9%
Per Capita	$30,622	$32,029	$32,965	$34,582	$34,981	3.4%

Gross Domestic Product - Canada
Current Market Prices (Millions)	$1,152,905	$1,213,175	$1,290,828	$1,375,080	$1,446,307	5.8%
Annual Rate of Change	4.0%	5.2%	6.4%	6.5%	5.2%
Per Capita	$36,749	$38,299	$40,344	$42,556	$44,298	4.8%
Chained 2002 Dollars (Millions)	$152,905	$1,174,592	$1,210,656	$1,247,780	$1,282,204	2.7%
Annual Rate of Change	2.9%	1.9%	3.1%	3.1%	2.8%
Per Capita	$36,749	$37,081	$37,839	$38,617	$39,272	1.7%

Consumer Price Index [1]
(Annual Percentage Change)
Saskatchewan	2.8%	2.3%	2.2%	2.2%	2.0%	n.a.
Canada	2.2%	2.8%	1.8%	2.2%	2.0%	n.a.

Population (July 1)(Thousands)
Saskatchewan	996	995	995	990	988	(0.2)%
Canada	31,373	31,676	31,995	32,312	32,649	1.0%

Unemployment Rate
Saskatchewan	5.7%	5.6%	5.4%	5.1%	4.7%	n.a.
Canada	7.7%	7.6%	7.2%	6.8%	6.3%	n.a.
[1] 2002 = (100) n.a. = not applicable Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

        Saskatchewan’s real GDP measured in chained 1997 dollars increased at a compound average annual rate of 3.2 per cent in the period from 2002 to 2006. Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 7.2 per cent in the same period. In 2006, Saskatchewan’s real GDP increased by 0.9 per cent.

        The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 1997 dollars for the five years ended December 31, 2006.

Gross Domestic Product

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions)
Gross Domestic Product - Saskatchewan
Current Market Prices
Personal Expenditure on Goods
and Services	$19,480	$20,404	$21,058	$22,039	$23,151	4.4%
Government Expenditure on Goods
and Services	7,506	7,810	8,182	8,608	9,153	5.1%
Gross Fixed Capital Formation	6,987	7,452	7,658	9,174	9,967	9.3%
Value of Physical Change in Inventories:
Non-Farm	194	368	274	377	613	n.a
Farm Inventories and Grain in
Commercial Channels	(696)	589	844	676	(517)	n.a.
Exports of Goods and Services	24,863	24,459	27,559	30,304	31,915	6.4%
Less: Imports of Goods and Services	23,390	24,113	25,324	27,456	28,217	4.8%
Residual Error and Adjustment	(295)	(149)	(134)	(385)	(242)	n.a.
Total	$34,649	$36,820	$40,117	$43,337	$45,823	7.2%

Gross Domestic Product
Chained 1997 Dollars
Personal Expenditure on Goods
and Services	$17,682	$18,145	$18,455	$18,972	$19,652	2.7%
Government Expenditure on Goods
and Services	6,551	6,656	6,795	6,998	7,213	2.4%
Gross Fixed Capital Formation	6,507	7,067	7,123	8,485	9,241	9.2%
Value of Physical Change in Inventories:
Non-Farm	164	266	224	324	547	n.a.
Farm Inventories and Grain in
Commercial Channels	(247)	1,421	1,201	1,583	(36)	n.a.
Exports of Goods and Services	21,282	20,843	22,549	23,000	23,482	2.5%
Less: Imports of Goods and Services	21,330	22,323	23,463	24,583	25,518	4.6%
Residual Error and Adjustment	(261)	(130)	(110)	(307)	(195)	n.a.
Total	$30,496	$31,860	$32,797	$34,238	$34,544	3.2%
n.a. = not applicable
Note: Components may not add due to use of chained fisher dollar methodology.
Source: Saskatchewan Bureau of Statistics

Capital Expenditure

        Gross fixed capital formation increased at a compound average annual rate of 9.3 per cent over the period from 2002 to 2006. Investment in mining increased by 21.1 per cent; information and cultural services, 14.3 per cent; public administration, 12.7 per cent; and, retail and wholesale trade, 11.5 per cent.

        The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2006.

Gross Fixed Capital Formation

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions)
Agriculture [1]	$651	$743	$677	$746	$743	3.4%
Mining [2]	1,562	2,051	2,338	3,203	3,359	21.1
Construction	94	83	81	99	103	2.3
Manufacturing	626	707	252	300	459	(7.5)
Transportation & Warehousing	396	275	373	404	453	3.4
Information and Cultural Services	217	152	174	230	370	14.3
Utilities	433	402	374	639	417	(0.9)
Retail and Wholesale Trade	274	316	346	376	424	11.5
Finance and Insurance [3]	1,602	1,738	1,959	2,097	2,320	9.7
Commercial Services	218	229	185	191	201	(2.0)
Institutions	414	352	333	315	309	(7.1)
Public Administration	501	405	568	574	808	12.7
Total	$6,988	$7,453	$7,660	$9,174	$9,966	9.3%
[1]	Includes forestry, fishing, trapping and hunting.
[2]	Includes oil and natural gas extraction, potash, uranium and other minerals.
[3]	Includes real estate and other services not shown above.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics

Exports and Imports

        Crude oil, manufactured goods, grains and potash are Saskatchewan’s principal exports, accounting for 25.7 per cent, 15.9 per cent, 10.1 per cent and 6.9 per cent, respectively, of total exports in 2006. For the five years ended December 31, 2006, total exports increased by an average of 6.4 per cent per year while imports increased by an average of 4.8 per cent per year.

        The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2006.

Trade with the Rest of Canada and Abroad

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions)
Exports
Grain	$3,155	$2,718	$2,870	$2,665	$3,238	0.7%
Crude Oil	4,864	4,967	5,718	7,011	8,199	13.9
Potash	1,719	1,629	2,167	2,697	2,199	6.3
Manufactured Goods	3,472	3,979	4,344	4,850	5,059	9.9
Other	11,653	11,166	12,460	13,081	13,220	3.2
Total Exports	$24,863	$24,459	$27,559	$30,304	$31,915	6.4%

Imports
Crude Oil	$723	$815	$1,042	$1,095	$1,227	14.1%
Manufactured Goods	5,491	5,882	6,040	6,484	6,666	5.0
Other	17,176	17,416	18,242	19,877	20,324	4.3
Total Imports	$23,390	$24,113	$25,324	$27,456	$28,217	4.8%
Source: Saskatchewan Bureau of Statistics

Labour Force and Employment

        Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2006. The national unemployment rate stood at 6.3 per cent in 2006, while Saskatchewan’s unemployment rate was 4.7 per cent in the same year.

        In the first eight months of 2007, Saskatchewan’s seasonally adjusted unemployment rate has averaged 4.3 per cent, compared to the national average unemployment rate of 6.1 per cent over the same period. Thus far, total employment in the Province has increased by 13,450 compared with the same period last year.

        The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2006.

Labour Force Statistics

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Thousands, Except Percentages)
Labour Force
Saskatchewan	497	504	507	509	516	0.9%
Canada	16,579	16,959	17,182	17,343	17,593	1.5%

Employed
Saskatchewan	468	476	480	483	492	1.2%
Canada	15,308	15,672	15,947	16,170	16,432	1.8%

Unemployed
Saskatchewan	28	28	27	26	24	(4.0)
Canada	1,271	1,286	1,235	1,173	1,161	(2.3)

Unemployment Rate
Saskatchewan	5.7	5.6	5.4	5.1	4.7	n.a
Canada	7.7	7.6	7.2	6.8	6.3	n.a

Participation Rate
Saskatchewan	66.9	67.8	67.9	68.1	69.1	n.a
Canada	66.9	67.5	67.5	67.2	67.2	n.a
n.a. = not applicable
Source: Statistics Canada.

        Approximately 24,000 net new jobs were created in the Province in the period from 2002 to 2006. Mining, construction and transportation and community services were the leaders in terms of job creation during the period in review.

        The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Thousands)
Goods-Producing Industries
Agriculture	49	47	47	47	48	(0.4	) %
Mining	15	17	19	19	22	8.7
Construction	25	23	24	26	30	4.4
Manufacturing	28	27	29	30	29	0.7
Subtotal	117	114	118	122	128	2.2

Service Industries
Transportation, Communication,
Utilities and Storage	28	26	28	30	30	2.2
Wholesale and Retail Trade	76	78	77	78	79	1.1
Finance, Insurance and Real Estate	27	28	27	26	26	(1.4)
Business and Community Services	195	204	204	201	201	0.8
Public Administration	25	26	26	27	28	2.1
Subtotal	351	362	361	362	363	0.9
Total	468	476	480	483	492	1.2%
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics

Personal Income

        Saskatchewan personal income increased at a compound average annual rate of 4.6 per cent over the period from 2002 to 2006. The following table sets forth personal income for Saskatchewan for the five years ended December 31, 2006.

Personal Income

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions)
Wages, Salaries and Supplementary
Labour Income	$14,839	$15,723	$16,330	$17,375	$18,574	5.8%
Net Income Received by Farm Operators
from Farm Production	97	237	886	561	(120)	n.a.
Net Income of Non-Farm Unincorporated
Business [1]	2,014	2,081	2,111	2,202	2,288	3.2
Interest, Dividends and Miscellaneous
Investment Income	2,835	2,783	2,877	2,966	3,121	2.4
Others	4,375	4,564	4,717	4,849	5,009	3.4
Total	$24,160	$25,388	$26,921	$27,953	$28,872	4.6%
[1]	Includes rent.
n.a. = not applicable
Source: Saskatchewan Bureau of Statistics.

Economic Structure

        The following table sets forth Saskatchewan’s real GDP at basic prices by industry for the five years ended December 31, 2006.

Gross Domestic Product at Basic Prices by Industry in Millions of Chained 1997 Dollars

	Year Ended December 31					Per Cent of 2006	Compound Annual Growth Rate
	2002	2003	2004	2005	2006	Total	2002-2006
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$1,579	$2,080	$2,286	$2,509	$2,329	7.4%	10.2%
Mining [1]	3,872	4,099	4,142	4,229	3,947	12.5%	0.5%
Utilities	813	849	810	831	845	2.7%	1.0%
Manufacturing	1,980	1,969	2,113	2,295	2,377	7.5%	4.7%
Construction	1,584	1,613	1,671	1,738	1,831	5.8%	3.7%
Subtotal	$9,775	$10,797	$11,212	$11,788	$11,429	36.1%	4.0%

Services Industries
Transportation and Warehousing	$1,988	$2,056	$2,173	$2,244	$2,308	7.3%	3.8%
Finance, Insurance and
Real Estate	4,938	5,095	5,241	5,342	5,500	17.4%	2.7%
Wholesale and Retail Trade	3,210	3,285	3,421	3,575	3,695	11.7%	3.6%
Information & Cultural Industries	994	1,005	1,026	1,052	1,070	3.4%	1.9%
Services	5,732	5,820	5,923	6,020	6,181	19.5%	1.9%
Public Administration	1,721	1,758	1,788	1,800	1,849	5.8%	1.8%
Subtotal	$18,591	$19,019	$19,560	$20,009	$20,583	65.1%	2.6%

Gross Domestic Product at
Basic Prices	$28,229	$29,487	$30,445	$31,499	$31,627	100.0%	2.9%
[1]	Includes oil, potash, uranium, natural gas and other minerals.
Note: Components may not add due to use of chained fisher dollar methodology. GDP at basic prices and GDP at market prices differ by the amount of "indirect taxes net of subsidies on products."
Source: Statistics Canada.

Agriculture

        Based on the 2006 Census of Agriculture, Saskatchewan has 44,329 farms with an average size of 1,449 acres. With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

        Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. Between 1997 and 2006, wheat accounted for 33.6 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2006, wheat’s share accounted for 36.5 per cent of the total Saskatchewan crop harvest. Other major grains and oilseeds such as durum, barley and canola accounted for 41.3 per cent of total crop production in 2006. Specialty crops such as mustard, lentils and peas accounted for 11.8 per cent of the total harvest in 2006.

Crop Production

	Calendar Year Ended December 31										1997 to 2006 10 year
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Average
	(Millions of Tonnes)
Wheat	9.6	7.9	10.4	8.7	7.4	4.5	7.2	8.3	8.9	9.4	8.2
Durum	3.5	4.7	3.4	4.8	2.5	2.9	3.2	3.9	4.9	3.1	3.7
Barley	4.4	4.3	4.9	5.3	3.7	2.5	4.4	5.0	5.3	3.5	4.3
Canola	2.7	3.2	4.0	3.4	2.2	1.8	2.7	2.9	4.6	4.0	3.1
Specialty Crops [1]	1.8	2.5	2.8	3.3	2.1	1.6	2.4	4.0	4.1	3.0	2.8
Other [2]	2.1	2.7	2.7	2.4	2.0	1.7	2.0	2.0	2.9	2.7	2.3
Total	24.1	25.3	28.2	27.8	19.8	15.1	21.8	26.2	30.7	25.6	24.5

[1]	Includes mustard, sunflowers, lentils, field peas and canary seed.
[2]	Includes oats, fall rye, spring rye, flax and mixed grain.
Source: Statistics Canada.
Note: Components may not add due to rounding.

        Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

        Farm cash receipts from crop production totalled $3.6 billion in 2006, with wheat, durum and canola accounting for $2.5 billion, or 67.4 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from the sale of livestock and livestock products amounted to $1.7 billion in 2006, with cattle and calves accounting for $1.1 billion, or 61.7 per cent, of the year’s total cash receipts from livestock sales.

        The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2006.

Farm Cash Receipts

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions)
Crops
Wheat and Durum	$1,679	$1,083	$1,288	$1,083	$1,336	(5.6)%
Canola	719	704	734	733	1,115	11.6
Barley	248	169	277	252	214	(3.6)
Other Crops [1]	1,100	883	976	1,068	972	(3.1)
Subtotal	$3,747	$2,839	$3,275	$3,135	$3,637	(0.7)

Livestock & Livestock Products
Cattle & Calves	$1,138	$782	$826	$1,144	$1,066	(1.6)
Hogs	244	266	333	321	312	6.4
Other Livestock and Livestock Products [2]	327	326	327	339	351	1.7
Subtotal	$1,710	$1,374	$1,485	$1,805	$1,729	0.3

Supplementary, Deficiency, Stablization,
Insurance and Other Payments	$1,004	$1,600	$1,190	$1,323	$1,267	6.0

Total Farm Cash Receipts	$6,461	$5,813	$5,950	$6,263	$6,633	0.7%
[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note: Components may not add due to rounding.
Source: Statistics Canada.

        Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $3.6 billion in 2006, up 16.0 per cent from 2005 due to improved crop quality and higher prices. Farm cash receipts from livestock sales amounted to $1.7 billion in the same year, down 4.2 per cent from 2005. Government payments in 2006 amounted to $1.3 billion, unchanged from the $1.3 billion provided by both the federal and provincial governments to farmers in 2005.

        Saskatchewan’s 2006 realized net farm income amounted to $417.7 million, compared with $92 million in 2005 reflecting higher crop sales. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

        In 2006, the total value of mineral sales amounted to $12.7 billion, an increase of 2.3 per cent from the prior year. Crude oil, natural gas and potash accounted for 92.1 per cent of the total value of mineral sales in 2006.

        In the first five months of 2007, the value of oil sales increased by 2.0 per cent while the value of natural gas sales declined by 8.8 per cent. Potash production went up by 48.7 per cent for the first four months of 2007.

        The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2006.

Mineral Sales

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions of Dollars Unless Otherwise Indicated)
Value of Mineral Sales
Oil	$4,715	$4,813	$5,640	$6,679	$7,873	13.7%
Natural Gas	932	1,555	1,646	2,098	1,654	15.4%
Potash	1,718	1,632	2,168	2,697	2,199	6.4%
Other [1]	923	897	946	974	1,003	2.1%
Total	$8,288	$8,897	$10,400	$12,448	$12,729	11.3%

Volume of Mineral Sales
Oil (millions of barrels)	154	153	155	153	156	0.3%
Natural Gas (millions of cubic metres)	6,537	6,996	7,283	7,220	7,104	2.1%
Potash (thousands of tonnes)	8,145	8,791	9,998	9,539	8,198	0.2%
[1]	Other includes Uranium, Gold, Sodium Sulphate, Salt, Coal, and Base Metals and Bentonite.
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Industry and Resources.

        Oil.   Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the Province are estimated to be 1.2 billion barrels of crude oil.

        The volume of Saskatchewan oil sales increased at a compound annual rate of 0.3 per cent from 2002 to 2006 while the value of oil sales increased by 13.7 per cent in the same period.

        Saskatchewan crude oil production is of light, medium and heavy gravity. Approximately 15 to 20 per cent of Saskatchewan’s crude is sold within the Province (primarily to the NewGrade Upgrader, Husky Upgrader and Moose Jaw Asphalt plant) while 10 to 15 per cent is sold to refineries in Eastern Canada. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent.)

        Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil. The NewGrade Upgrader has an operating capacity of 60,000 barrels per day while the Husky Upgrader has the capacity to upgrade 77,000 barrels per day.

        In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province. From 2002 to the end of 2006, 9,606 oil wells were drilled in Saskatchewan, resulting in approximately $5.5 billion in expenditures on oil exploration and development in the Province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements. For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan. In 2006, 2,339 oil wells were drilled in the Province. The 735 oil wells that have been drilled in the first five months of 2007 represent an increase of approximately 12 per cent from the number drilled during the same period in 2006.

        Natural Gas.  The volume of Saskatchewan natural gas sales increased at a compound average annual rate of 2.1 per cent from 2002 to 2006, while the value of natural gas sales increased by 15.4 per cent in the same period. The natural gas industry in the Province invested approximately $1.55 billion in the period from 2002 to 2006 exploring for and developing natural gas reserves. During this period, 9,436 natural gas wells were drilled.

        Potash.   Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

        In recent years, Saskatchewan potash production has accounted for about 30 per cent of the world’s output. Approximately 50 per cent of Saskatchewan’s potash production is exported to the United States. The value of Saskatchewan potash sales decreased from $2.7 billion in 2005 to $2.2 billion in 2006 due to a temporary drop in sales to offshore markets. The Saskatchewan government implemented changes in 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the industry is expected to spend $1.7 billion to increase potash production capacity by 27 per cent.

        Uranium.   Saskatchewan is the world’s largest producer of uranium and contains high grade, low cost uranium resources. In 2006, uranium was produced at three facilities (Key Lake-McArthur River, Rabbit Lake and McClean Lake) located in northern Saskatchewan.

        Current and planned expansion of the Province’s uranium supply capability includes the McClean Lake, McArthur River and Rabbit Lake mines and the Midwest and Cigar Lake projects.

        McClean Lake, the Province’s newest facility, commenced production in June 1999. In 2006, McClean Lake continued production from the Sue E and Sue A deposits and is preparing to mine the Sue B, Caribou and McClean North deposits after ore is depleted from Sue E.

        The McArthur River project began production in December 1999 with the ore being processed at the Key Lake mill. Mining operations were temporarily suspended for three months in 2003 to correct a water inflow problem. Mine production returned to full capacity in 2004 and an application to expand production capacity at Key Lake and McArthur River is still under review.

        The Rabbit Lake mine was restarted in July 2002 following a two-year shutdown. With the identification of additional reserves, production will remain at current levels into 2010 until Cigar Lake begins operations with some ore to be processed at Rabbit Lake. The Cluff Lake mine ceased production in December 2002 and is finalizing decommissioning.

        Of the future mine expansion projects, Cigar Lake and Midwest received initial environmental assessment approval in March 1998. Cigar Lake was granted a full construction license to proceed in December 2 004. In October 2006, a water inflow event occurred at Cigar Lake and the mine was allowed to flood. The initial forecast production date of late 2007 is expected to be delayed until 2011 as remediation activities continue. In June 2006, it was announced that the Midwest project will proceed with production forecast to begin in 2010. In October 2007, AREVA Resources Canada Inc. submitted the new Midwest Project Environmental Impact Statement to regulators; the project is now forecast to begin production in 2011.

Manufacturing

        The value of Saskatchewan’s manufacturing shipments reached $10.3 billion in 2006, up 4.1 per cent from 2005.

        Manufacturing activity has been traditionally based on agriculture. Food processing is the largest component of the manufacturing sector, accounting for about 22.0 per cent of total manufacturing activity in 2006. Saskatchewan’s manufacturing sector also produces farm machinery and chemical products. The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan’s manufacturing sector.

        Saskatchewan’s high technology industry is centred in Saskatoon. Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments

	Year Ended December 31					Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(Millions)
Food Processing	$1,938	$2,045	$2,152	$1,993	$2,222	3.5%
Chemicals and Chemical Products	667	793	908	1,076	897	7.7%
Electrical and Electronic	206	170	161	161	212	0.7%
Wood	354	412	681	836	549	11.5%
Metal Fabrication	398	407	450	474	577	9.7%
Machinery	718	697	736	751	799	2.7%
Non-Metallic Minerals	85	89	97	99	126	10.4%
Other	3,032	3,241	3,995	4,549	4,962	13.1%
Total	$7,399	$7,853	$9,180	$9,939	$10,342	8.7%
Note: Components may not add due to rounding.
Source: Statistics Canada.

Service Industries

        The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 74 per cent of total employment in the Province in 2006.

        This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

        Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

        Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 17.4 per cent of the entire Saskatchewan economy in 2006. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

        The Saskatchewan Government (“Government”) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

        The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly. The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise. Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

        The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible. Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements. The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund. See the “Government of Saskatchewan Summary Financial Statements” contained within Exhibit (e) Volume 1 of the Public Accounts.

        A variety of special purpose and other funds are administered by the Government. Included within these funds are pension plans, funds held in trust for third parties under various arrangements and special purpose funds. The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

        The General Revenue Fund’s fiscal year begins on April 1 and ends on March 31. Revenue is recorded on the accrual basis except for receipts from the federal government for corporate and personal income taxes. Expenses are recorded on an accrual basis except for defined benefit pension plan costs.

        During 2004-05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories held for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

        Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year for the General Revenue Fund. The estimates of expenses in each fiscal year are voted by the Legislative Assembly, with the exception of those expenses for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

        The accounts and financial statements of the Province are examined by the Provincial Auditor who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

General Revenue Fund Statement of Cash Requirements and Financing

        The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2007, and the Budget Estimate for fiscal year 2008.

General Revenue Fund Statement of Cash Requirements and Financing

	Fiscal Year Ended December 31
	2003	2004	2005	2006	2007	Estimated 2008
	(Millions)
Cash Requirements

Operating Activities
Revenue	$6,457	$6,558	$7,792	$8,217	$8,643	$7,869
Expenditures	6,374	6,768	7,027	7,678	8,245	8,350
Transfers (to) from Fiscal Stabilization Fund	(82)	211	(382)	(139)	0	510
Transfers (to) from Saskatchewan Infrastructure Fund	0	0	0	0	(105)	46
Budgetary Surplus (Deficit) [1]	1	1	383	400	293	75
Add (deduct) Non-Cash Items
Amortization of Foreign Exchange Gains and Losses	10	4	2	2	3	3
Amortization of Capital Assets	0	0	104	135	152	151
Loss on Loans and Investments	2	80	2	2	1	1
Net Change in Non-Cash Operating Activities	114	104	231	6	(17)	(93)
Earnings Retained in Sinking Funds	(51)	(47)	(43)	(63)	(46)	(51)
Adjustment to Accumulated Deficit	0	(46)	(6)	11	0	0
Cash provided by (used for) Operating Activities	76	96	673	493	386	86

Capital Activities
Acquisition of Capital Assets	0	0	(150)	(218)	(248)	(298)

Investing Activities
Receipts	504	363	450	465	270	572
Disbursements	511	583	617	567	299	908
Cash (required for) provided by
Investing Activities	(7)	(220)	(167)	(102)	(29)	(336)
Cash provided (required)	$69	$(124)	$356	$173	$109	$(548)

Financing Activities
Proceeds from Debt	$844	$1,124	$986	$829	$1,421	$1,287
Repayment of Debt	(405)	(642)	(1,395)	(1,014)	(1,293)	(872)
Proceeds from (repayment of) Debt	439	482	(409)	(185)	128	415
Increase (decrease) in Deposits Held	(285)	(209)	411	179	(850)	0
Decrease (increase) in Cash & Temporary Investments	(223)	(149)	(358)	(167)	613	133
Total Financing	$(69)	$124	$(356)	$(173)	$(109)	$548
[1]	See Notes 1-7 commencing on page 34.

Fiscal Year 2007 Results

        On June 29, 2007, the Minister of Finance released the financial results for the General Revenue Fund for the fiscal year ended March 31, 2007.

        Total General Revenue Fund revenue of $8,643.0 million for the fiscal year ended March 31, 2007 increased by $425.5 million, or 5.2 per cent, from the previous fiscal year. The increase in revenue is due primarily to higher taxation revenue and higher transfer payments from the federal government. These increases have been partially offset by lower revenues from non-renewable resources and Crown entities. General Revenue Fund expense (operating expenses plus debt servicing expenses) of $8,245.3 million increased by $567.2 million, or 7.4 per cent, over the previous year primarily due to significant spending increases in Health, Education (Advanced Education and Employment combined with Learning), Community Resources and general increases across the majority of executive government. The General Revenue Fund did not require a transfer from the Fiscal Stabilization Fund to achieve a General Revenue Fund surplus of $292.7 million for fiscal year 2007, compared to a surplus of $400.5 million for fiscal year 2006. Net cash provided by operations and investments in fiscal year 2007 was $109.5 million, compared to net cash provided by operations and investments of $173.1 million in the previous year.

Fiscal Year 2008 Budget Estimate

        On March 22, 2007, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2008. The Budget Estimates for the General Revenue Fund for fiscal year 2008 (the “Budget”) project total revenue of $7,869.3 million, total expenses of $8,349.7 million, a transfer from the Fiscal Stabilization Fund (“FSF”) of $509.9 million, a transfer from the Saskatchewan Infrastructure Fund of $45.5 million and a budgetary surplus of $75.0 million. This is estimated to be the fourteenth consecutive balanced budget for the Province since fiscal year 1995. Net cash required for operations and investments for fiscal year 2008 is estimated to be $547.7 million.

        Operating expense in the 2007-08 Budget is estimated to be up by $640.4 million, or 9.0 per cent, from the 2006-07 Budget. This increase was applied generally across most government departments with significant increases in the areas of: Health ($267.5 million); Learning and Advanced Education & Employment ($101.8 million); Government Relations ($53.1 million); Highways and Transportation ($45.9 million); and, Culture, Youth and Recreation ($42.3 million).

        Revenue is estimated to be up $142.1 million, or 1.8 per cent, from the 2006-07 Budget. This increase is expected to be generated primarily from increased Corporation and Individual Income Tax; and, a higher dividend from the Crown Investment Corporation of Saskatchewan.

        These increases are partially offset by estimated reductions in:

•	sales tax revenues, due to the reduction of the provincial sales tax from seven per cent to five per cent effective October 28, 2006; and,
•	an estimated reduction in oil revenues primarily due to a lower price forecast, an increase in the value of the Canadian dollar and a higher light-heavy price differential.

        Estimated 2007-08 revenues do not include a $226 million Equalization payment announced in the Federal Budget on March 19, 2007. The Saskatchewan Government has committed to dedicate $158 million of this Equalization payment to debt reduction in 2007-08.

        2007-08 interest expense (or debt servicing costs) of $560.0 million is $9.0 million, or 1.6 per cent, higher than the 2006-07 Budget due to higher gross debt levels and increased working capital costs.

        2007-08 borrowing requirements are estimated at $1,286.5 million; $563.3 million for government requirements, primarily refinancing maturing debt, and $723.2 million for Crown corporations. Debt retirement is estimated at $872.2 million, resulting in an increase in gross debt of $414.3 million.

        The 2008 Budget estimates total debt (gross debt plus guaranteed debt less equity in sinking funds) at March 31, 2008 to be $11,168.1 million compared to $10,875.8 million forecast at March 31, 2007, an increase of $292.3 million, or 2.7 per cent. Government total debt is estimated to be $7,320.0 million at March 31, 2008 compared with $7,289.8 million forecast at March 31, 2007, an increase of $30.2 million. The increase in estimated government total debt is primarily due to capital aquisitions. Crown corporation total debt is estimated to be $3,848.1 million at March 31, 2008 compared with $3,586.0 million forecast at March 31, 2007, an increase of $262.1 million.

        During the period April 1, 2007 to September 30, 2007, the Government issued and sold debentures and bonds totalling $414.191 million. On April 10, 2007, the Government issued $2.2 million 4.6 per cent debentures to the Canada Pension Plan Investment Board (“CPPIB”) due April 10, 2027. On April 10, 2007, the Government issued $2.8 million 4.41 per cent debentures to the CPPIB due April 10, 2017. On May 11, 2007, the Government issued $2.6 million 4.46 per cent debentures to the CPPIB due May 11, 2017. On June 11, 2007, the Government issued $18.991 million 4.74 per cent debentures to the CPPIB due June 11, 2017. On June 11, 2007, the Government issued $3.9 million 4.81 per cent debentures to the CPPIB due June 11, 2022. On July 15, 2007, the Government issued $183.7 million 5 year, 4.2 per cent Series 16 Saskatchewan Savings Bonds and redeemed $187.8 million of previous series savings bonds, for a net reduction in savings bonds outstanding of $4.1 million. On September 5, 2007, the Government issued $200 million 4.65 per cent debentures in the Canadian public market due September 5, 2017.

        The 2007-08 Budget continues reporting Summary Financial Budget Details that provide a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities. The Budget uses a full accrual accounting model for reporting capital costs in both the GRF and the Summary Financial Statements. Since 2004-05, under this full accrual accounting model, the full cost of capital is no longer included in the expenses within the fiscal year. Rather, the capital is included as part of the Government’s assets. The annual cost of using the asset (i.e. amortization) is recognized as an expense in the annual spending.

        In 2004-05 the Government introduced the new Statement of Change in Net Debt. The Government’s change in net debt is a measure of whether the revenues raised were sufficient to cover government spending. This Statement effectively tracks what were previously referred to as the surplus or deficit and the accumulated deficit (i.e. net debt) under the previous accounting model. Net Debt is forecast to be $6.8 billion at March 31, 2008, $0.2 billion or 2.3 per cent lower than the 2006-07 Budget estimate.

Fiscal Year 2008 1st Quarter Report

        On July 27, 2007, the Minister of Finance released the 1st Quarter Financial Report for the fiscal year ending March 31, 2008. The Report forecasts total revenue of $8,259.7 million, total expenses of $8,447.7 million, total transfers from the Fiscal Stabilization Fund (“FSF”) of $349.9 million, total transfers from the Saskatchewan Infrastructure Fund of $75.5 million and a budgetary surplus of $237.4 million.

        Total revenues are forecast to be up $390.4 million from Budget primarily reflecting higher sales tax and oil revenues along with increased federal transfers arising from the 2007-08 Federal budget partially offset by lower potash revenues. Total expenses are forecast to be up $98.0 million from Budget reflecting increased spending in priority areas across government.

        Total debt is forecast to be $10.4 billion, down $742.3 million from Budget reflecting a $342.6 million decrease in Crown corporation debt and a $399.7 million decrease in government purpose debt.

General Revenue Fund Revenue

        The General Revenue Fund receives revenue from taxes, non-renewable resources, other provincial sources and other governments.

        The following table sets forth General Revenue Fund revenue by major sources for each of the previous five fiscal years ended March 31, 2007, and the Budget Estimate for fiscal year 2008. Also included is the percentage composition of major revenue sources for the Budget Estimate for fiscal year 2008.

General Revenue Fund Revenue 1

	Fiscal Year Ended March 31
	2003	2004	2005	2006	Actual 2007	Budget Estimate 2008	Percentage of Total Revenue 2008
	(Thousands)
Taxation
Corporation Capital	$379,093	$371,479	$381,289	$524,650	$513,458	$430,700	5.5%
Corporation Income	178,267	310,573	257,679	393,629	554,001	460,000	5.8
Individual Income	1,429,757	1,245,763	1,329,081	1,447,905	1,668,538	1,685,000	21.4
Sales	813,932	854,480	985,079	1,112,350	1,079,794	874,500	11.1
Fuel	331,512	356,773	361,039	376,426	383,576	380,300	4.8
Tobacco	158,472	176,747	187,029	171,107	190,334	178,300	2.3
Other	77,067	81,881	88,019	89,751	94,844	96,100	1.2
Total	3,368,100	3,397,696	3,589,215	4,115,818	4,484,545	4,104,900	52.2%

Non-Renewable Resources
Oil	862,318	774,488	906,938	1,124,952	1,318,852	895,500	11.4%
Potash	175,061	120,179	305,494	277,967	161,729	324,800	4.1
Natural Gas	152,728	210,455	212,440	269,074	165,131	189,900	2.4
Other	53,542	35,840	49,319	49,106	48,540	105,200	1.3
Total	1,243,649	1,140,962	1,474,191	1,721,099	1,694,252	1,515,400	19.3%

Transfers from Government
Entities and Other Revenues
Crown Investments Corporation	300,000	200,000	268,000	221,000	167,000	200,000	2.5%
Liquor & Gaming Authority	328,680	360,766	361,044	351,673	370,053	350,700	4.5
Other Enterprises and Funds	63,811	53,484	55,420	41,214	50,043	46,100	0.6
Motor Vehicles Fees	116,964	119,412	121,549	135,183	138,908	134,900	1.7
Sales, Services, and Service Fees	72,268	91,960	84,548	89,389	93,332	84,600	1.1
Licences and Permits	42,350	46,426	54,154	41,800	36,787	34,600	0.4
Other Own-Source Revenue	120,063	114,740	117,400	235,011	219,297	119,600	1.5
Total	1,044,136	986,788	1,062,115	1,115,270	1,075,420	970,500	12.3%

Transfers from the
Federal Government
Equalization	(9,215)	41,284	581,570	88,672	12,723	0	0.0%
Canada Health and
Social Transfer [2]	668,211	750,558	0	0	0	0	0.0
Canada Health Transfer	0	0	452,396	659,558	716,775	760,700	9.7
Canada Social Transfer	0	0	262,742	298,756	323,599	337,900	4.3
Health Reform Fund	0	0	46,732	0	0	0	0.0
Other Federal Payments	141,824	241,110	322,859	218,379	335,732	179,900	2.3
Total	800,820	1,032,952	1,666,299	1,265,365	1,388,829	1,278,500	16.2%

Total General Revenue
Fund Revenue	$6,456,705	$6,558,398	$7,791,820	$8,217,552	$8,643,046	$7,869,300	100%
[1]	See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 36.
[2]	In 2004-05, the Canada Health and Social Transfer was separated into the Canada Health Transfer and the Canada Social Transfer.

        Actual General Revenue Fund revenue for fiscal year 2007 increased by $425.5 million, or 5.2 per cent, from fiscal year 2006 to $8,643.0 million. Total General Revenue Fund revenue for 2007-08 is estimated at $7,869.3 million, an increase of $142.1 million, or 1.8 per cent, from the 2006-07 Budget Estimate.

        Taxation.  Provincial taxes include personal and corporate income taxes, corporate capital taxes and sales, tobacco, fuel and other taxes. Tax revenue is estimated to total $4,104.9 million, or 52.2 per cent, of total General Revenue Fund revenue for 2007-08, an increase of $94.0 million, or 2.3 per cent, from the 2006-07 Budget Estimate. The increase is primarily due to higher corporate income, corporate capital and individual income tax revenue partially offset by lower sales tax revenue caused by the reduction in the Provincial Sales Tax rate from seven per cent to five per cent effective October 28, 2006.

        Non-Renewable Resources.   Non-renewable resource revenue is collected by the Government in respect of the production of crude oil, natural gas, potash, uranium and other minerals. Non-renewable resource revenue is estimated to total $1,515.4 million, or 19.3 per cent, of General Revenue Fund revenue for 2007-08, an increase of $3.6 million, or 0.2 per cent, from the 2006-07 Budget Estimate. The increase is primarily due to revised revenues for oil and natural gas in 2007-08.

        Transfers from Government Entities and Other Revenues.  Transfers from Government entities and other revenues include dividends from Provincial Crown Entities, motor vehicle fees, charges for service, licenses and permits and others. These revenues of the Province are estimated at $970.5 million, or 12.3 per cent, of General Revenue Fund revenue for 2007-08, an increase of $89.6 million, or 10.2 per cent, from the 2006-07 Budget Estimate. The change is primarily due to an increased transfer from the Crown Investments Corporation of Saskatchewan (“CIC”) and a higher dividend from the Saskatchewan Liquor and Gaming Authority (“SLGA”).

        Transfers from Crown Entities have been principally from CIC and the SLGA. The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The Budget Estimate includes a provision for a CIC transfer of $200 million in 2007-08 as compared to the $160 million contained in the 2006-07 Budget Estimate. The transfer from the SLGA includes net income for the year. In 2007-08, this amount is estimated to be $350.7 million.

        Transfers from the Federal Government.  Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government are estimated to total $1,278.5 million, or 16.2 per cent, of General Revenue Fund revenue in 2007-08, a decrease of $45.1 million, or 3.4 per cent from the 2006-07 Budget Estimate.

        One component of federal transfer payments to Saskatchewan is Equalization which was previously made to those provinces that had a below average capacity to raise revenue based on a five-province standard. Equalization payments were estimated at $0 million for both the 2006-07 and 2007-08 Budget Estimates.

        The new federal Equalization framework announced/introduced in 2007 establishes total provincial entitlements for 2007-08 at approximately $13.0 billion. The allocation for 2007-08 is based on a new formula that uses a ten-province standard, excludes 100 per cent of resource revenue and introduces a fiscal capacity cap that includes 100 per cent of natural resource revenue while limiting total provincial entitlements to the level of the lowest non-receiving province. Saskatchewan will receive $226.2 million in 2007-08; entitlements in the new formula are calculated using a three year weighted average of fiscal capacities with a two year data lag.

        Unconditional federal transfer payments made under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”) are authorized by the Federal-Provincial Fiscal Arrangements Act, 1977. These federal programs provide “block funding” to all provinces in support of health care, post-secondary education and social assistance. There is no link between provincial expenditures and these transfers. Combined, these transfers are expected to be $1,098.6 million for 2007-08, a decrease of $10.6 million, or 1.0 per cent, from the 2006-07 Budget Estimate of $1,109.2 million.

        The 2007-08 CHT Budget Estimate is $760.7 million, $0.1 million lower than the 2006-07 Budget Estimate.

        The 2007-08 CST Budget Estimate is $337.9 million, $10.5 million lower than the 2006-07 Budget Estimate. This is largely due to an increase in the CST base being offset by changes to Saskatchewan’s population and the value of our tax points.

        Changes to the Equalization program and a federal floor payment have affected Saskatchewan’s CHT payment; the province will now receive $755.5 million in 2007-08. The CST is moving to an equal per capita cash transfer in 2007-08; based on this change and a federal floor payment, Saskatchewan will now receive $335.0 million in 2007-08.

General Revenue Fund Expense

        The following table provides a breakdown of the General Revenue Fund expense on government programs and services for the five fiscal years ended March 31, 2007, and includes the Budget Estimate for fiscal year 2008.

General Revenue Fund Expense 1, 2
(unaudited)

	Fiscal Year Ended March 31
	2003	2004	2005	2006	Actual 2007	Budget Estimate 2008	Percentage of Total Expense 2008
	(Thousands)
Agriculture and Food	$311,970	$332,388	$391,566	$422,390	$369,995	$301,107	3.6%
Community Resources	607,099	605,027	603,048	630,819	711,193	625,209	7.5
Environment	180,324	178,335	133,171	146,030	194,151	193,335	2.3
Finance	222,470	235,598	242,537	247,447	258,964	287,348	3.4
Servicing the Public Debt	611,394	602,702	578,847	544,666	538,303	560,000	6.7
Health	2,342,835	2,515,823	2,773,961	2,990,625	3,202,965	3,446,123	41.3
Highways and Transportation	294,492	293,732	255,249	263,938	307,310	334,788	4.0
Justice	184,284	194,659	202,314	217,415	237,622	246,213	3.0
Education [3]	1,085,613	1,256,112	1,299,940	1,472,946	1,667,504	1,614,338	19.3
Other Expense	533,364	554,039	546,070	741,810	757,245	741,269	8.9
Total	$6,373,845	$6,768,415	$7,026,703	$7,678,086	$8,245,252	$8,349,730	100.0%
[1]	See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 36.
[2]	Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 17 for an explanation of the change to the expense basis of presentation.
[3]	Includes the departments of Advanced Education & Employment and Learning (including Teachers' Pensions and Benefits).

        In fiscal year 2008, 72.8 per cent of the General Revenue Fund estimated total expense is for transfer payments to individuals (e.g. social assistance) or organizations such as health authorities, school boards, and municipalities for their operating, pension and capital requirements. Government organizations account for 14.2 per cent of the estimated expense, 4.6 per cent is for benefits and pensions and 1.7 per cent is for the amortization of government owned assets and infrastructure. The remaining 6.7 per cent of the estimated total expense is for servicing government debt. General Revenue Fund expenses do not include debt servicing costs incurred by the Government on behalf of Crown entities which are responsible for reimbursing the General Revenue Fund.

        Agriculture and Food.  The Department’s estimated total expense for fiscal year 2008 is $301.1 million, an increase of $36.2 million, or 13.7 per cent, from the fiscal year 2007 estimate. The increase largely reflects fully funding the 2007 CAIS program and additional research funding.

        Community Resources.  The Department’s estimated total expense for fiscal year 2008 is $625.2 million, an increase of $22.8 million, or 3.8 per cent, from the fiscal year 2007 estimate. The increase largely reflects an increase for child protection and child welfare services and supporting community based organizations’ wage increases.

        Education (including the departments of Advanced Education and Employment, Learning and Teachers’ Pensions and Benefits).  The estimated total expense for fiscal year 2008 is $1,614.3 million, an increase of $101.8 million, or 6.7 per cent, from the fiscal year 2007 estimate. The increase primarily reflects funding provided for teachers’ salary cost increases, a university tuition freeze and the expansion of early learning programming.

        Environment.   The Department’s estimated total expense for fiscal year 2008 is $193.3 million, an increase of $14.9 million, or 8.4 per cent, from the fiscal year 2007 estimate. The increase primarily reflects capital funding for Green Initiatives and parks capital.

        Finance.   The Department’s estimated total expense for fiscal year 2008 is $287.3 million, an increase of $27.5 million, or 10.6 per cent, from the fiscal year 2007 estimate due mainly to increased costs for pension and benefit programs.

        Servicing Government Debt.   Costs for servicing government debt for fiscal year 2008 are estimated to be $560.0 million, an increase of $9.0 million, or 1.6 per cent, from the fiscal year 2007 estimate. The increase is mainly due to an increase in both gross government debt and working capital requirements.

        Health.   The Department’s estimated total expense for fiscal year 2008 is $3,446.1 million, an increase of $267.5 million, or 8.4 per cent, from the fiscal year 2007 estimate. The increase primarily reflects utilization and collective agreement cost increases for health care programs, maintenance of services delivered by regional health authorities and the establishment of a Senior’s Drug Plan.

        Highways and Transportation.  The Department’s estimated total expense for fiscal year 2008 is $334.5 million, an increase of $45.9 million, or 15.9 per cent, from the fiscal year 2007 estimate. The increase primarily reflects funding for the new long-term highways strategy including more preservation funding and funding for heavy haul oil roads.

        Justice.   The Department’s estimated total expense for fiscal year 2008 is $246.2 million, an increase of $14.3 million, or 6.2 per cent, from the fiscal year 2007 estimate due largely to increased funding for RCMP services and crime prevention programs.

        Other Expenses.  The other category includes expenses for industry and economic development, government relations, aboriginal affairs and departments serving central government functions. The category’s estimated total expense for fiscal year 2008 is $741.3 million, an increase of $109.6 million, or 17.4 per cent, from the fiscal year 2007 estimate primarily due to increases for municipal revenue sharing and community infrastructure.

Transfers To/From The Fiscal Stabilization Fund

        The 2000-01 Budget established the Fiscal Stabilization Fund (the “FSF”) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001. The 2007-2008 Budget estimated transfers from the FSF in fiscal year 2008 of $509.9 million and a balance of $377.6 million at the end of the year.

        The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2007. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers to (from) the Fiscal Stabilization Fund

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007	Budget Estimate 2008
	(Thousands)
Fiscal Stabilization Fund	$82,000	$(211,000)	$382,500	$139,000	$0	$(509,872)

Transfers To/From The Saskatchewan Infrastructure Fund

        The Saskatchewan Infrastructure Fund (the “SIF”) was established at mid-year 2006-07 to support the provision of public infrastructure. The SIF was established through legislation with an initial appropriation from the General Revenue Fund of $100.0 million in fiscal year 2007. The 2007-2008 Budget estimated transfers from the SIF in fiscal year 2008 of $45.5 million and a balance of $52.4 million at the end of the year.

        The following table displays transfers to and from the SIF for the five fiscal years ended March 31, 2007. Transfers into the SIF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers to (from) the Saskatchewan Infrastructure Fund

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007	Budget Estimate 2008
	(Thousands)
Saskatchewan Infrastructure Fund	N/A	N/A	N/A	N/A	$105,090	$(45,558)

General Revenue Fund Investing Activities

        Investing activities of the General Revenue Fund include loans to and investments in Crown entities, other organizations, individuals and agricultural land held for resale. Cash required for investing activities for fiscal year 2007 was $29.4 million as compared to $101.9 million required in fiscal year 2006. Cash required for investing activities for fiscal year 2007 is estimated at $335.6 million. The changes in 2006 and 2007 are related primarily to changes in loans to Crown corporations and other loans.

Financing and Debt Management

        Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies). Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

        At March 31, 2007, gross debt of the General Revenue Fund amounted to $12,057.3 million as compared to $11,933.3 million at March 31, 2006. Approximately 32 per cent of the gross debt of the General Revenue Fund at March 31, 2007, was reimbursable from and was incurred for Crown corporations. Approximately 68 per cent of the General Revenue Fund gross debt at March 31, 2007, was incurred for general government purposes.

        Approximately 97 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 3 per cent was denominated in U.S. dollars at March 31, 2007. Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund. (Foreign exchange adjustments resulted in a decrease in gross debt of $3.9 million at March 31, 2007, compared to a decrease of $11.7 million at March 31, 2006).

        Securities issued and sold include Province of Saskatchewan promissory notes and debentures. At March 31, 2007, promissory notes and debentures outstanding were $223.2 million and $11,834.1 million, respectively. Promissory notes and debentures outstanding at March 31, 2006, were $150.8 million and $11,782.5 million, respectively.

        During fiscal year 2007, the Government issued and sold $1,172.7 million in debentures for general government purposes. During the same period, the Government redeemed outstanding debentures issued for general government purposes totalling $1,128.7 million.

        During the year, $176.1 million in debentures were issued and sold for the purposes of Crown corporations. Redemptions of debentures issued for Crown corporations amounted to $164.6 million during fiscal 2007 and promissory notes outstanding for Crown corporations decreased by $41.1 million.

        The Government’s sinking funds totalled $1,255.3 million at March 31, 2007. Contributions to the Government’s sinking funds amounted to $95.1 million in fiscal year 2007.

        The following table sets forth the debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2007.

	Total Debt [1]
	At March 31
	2003	2004	2005	2006	2007
	(Thousands)
Promissory Notes
(for the purpose of)
Crown Corporations [2]	$253,455	$204,826	$202,626	$150,760	$109,660
General Government Purposes [3]	144,045	30,174	74	40	113,540
Total [4]	397,500	235,000	202,700	150,800	223,200

Debentures
(for the purpose of)
Crown Corporations [2]	3,568,542	3,618,515	3,616,114	3,788,094	3,799,607
General Government Purposes [3]	8,368,330	8,737,885	8,254,082	7,994,414	8,034,489
Total	11,936,872	12,356,400	11,870,196	11,782,508	11,834,096
Gross Debt	12,334,372	12,591,400	12,072,896	11,933,308	12,057,296

Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	195,220	211,114	235,376	307,869	352,199
General Government Purposes [3]	690,949	736,422	708,582	797,231	903,091
Total	886,169	947,536	943,958	1,105,100	1,255,290
	11,448,203	11,643,864	11,128,938	10,828,208	10,802,006

Guaranteed Debt	184,067	113,408	55,996	46,122	34,359
Debt plus Guaranteed Debt	$11,632,270	$11,757,272	$11,184,934	$10,874,330	$10,836,365
[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
[2]	These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
[3]	Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.

        The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2007.

	Gross Debt by Allocation [1]
	At March 31
	2003	2004	2005	2006	2007
	(Thousands)
Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$23,617	$9,100	$0	$0	$0
Crown Investments Corporation of Saskatchewan	20,919	0	0	0	0
Education Infrastructure Financing Corporation	38,224	0	0	0	0
Information Services Corporation of Saskatchewan	64,606	60,880	47,000	36,500	24,547
Investment Saskatchewan Inc.	0	20,919	20,919	20,919	10,919
Municipal Financing Corporation of Saskatchewan	12,798	14,391	12,148	13,301	22,276
Saskatchewan Crop Insurance Corporation	113,000	177,000	221,579	153,000	115,800
Saskatchewan Housing Corporation	99,955	83,004	83,004	83,004	83,004
Saskatchewan Opportunities Corporation	145,800	156,968	0	3,000	18,000
Saskatchewan Power Corporation	2,030,784	2,093,792	2,236,451	2,457,131	2,525,322
Saskatchewan Property Management Corporation	5,500	5,500	0	0	0
Saskatchewan Telecommunications
Holding Corporation	451,042	412,521	393,574	393,574	360,976
Saskatchewan Water Corporation	53,266	57,579	60,336	33,391	34,970
SaskEnergy Incorporated	762,486	731,687	743,729	745,034	713,453
Total Crown Corporations	3,821,997	3,823,341	3,818,740	3,938,854	3,909,267
General Government Purposes	8,512,375	8,768,059	8,254,156	7,994,454	8,148,029
Gross Debt	$12,334,372	$12,591,400	$12,072,896	$11,933,308	$12,057,296
[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2007.

Composition of Debentures Issued and Redeemed 1
(unaudited)

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007
	(Millions)
Total Debentures Issued	$843.8	$1,124.4	$986.5	$829.5	$1,348.8
Total Debentures Redeemed	400.2	480.0	1,362.6	962.5	1,293.3
Increase (Decrease) in Debentures	$443.6	$644.4	$(376.1)	$(133.0)	$55.5
[1]	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2007.

Composition of Debentures Outstanding 1

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007
	(Millions)
Debentures Outstanding
To the Public	$10,786.2	$11,274.8	$10,892.9	$10,897.1	$10,982.7
To the Canada Pension Plan	1,150.7	1,081.6	977.3	885.4	851.4
Other Obligations	0.0	0.0	0.0	0.0	0.0	Total	$11,936.9	$12,356.4	$11,870.2	$11,782.5	$11,834.1
[1]	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government. The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

        In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm’s length from government. While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

        Provincial securities sold to the CPP prior to July 1, 2005 are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years.

        The securities are not negotiable, transferable or assignable but, if issued prior to July 1, 2005, may be redeemed by the CPP in whole or in part, before maturity, under certain circumstances. The securities are callable in whole or in part, before maturity, at the option of the Province.

        The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2007.

Debt Indicators
(unaudited)

	At March 31
	2003	2004	2005	2006	2007
Total debt of the General Revenue Fund

Per Capita [1]	$11,694	$11,818	$11,298	$11,012	$10,870
As a Percentage of Saskatchewan Gross Domestic
Product [2]	33.6%	32.0%	27.9%	25.1%	23.7%

Total debt of the General Revenue Fund -
General Government Purpose Portion [3]

Per Capita [1]	$8,017	$8,181	$7,677	$7,334	$7,301
As a Percentage of General Revenue Fund Revenue	123.5%	124.1%	97.5%	88.1%	84.2%
As a Percentage of Saskatchewan Gross Domestic
Product [2]	23.0%	22.2%	19.0%	16.7%	15.9%

Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund

As a Percentage of General Revenue Fund Revenue	9.5%	9.2%	7.4%	6.6%	6.2%
[1]	Debt plus guaranteed debt per capita for 2003 through 2007 are calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
[2]	Debt plus guaranteed debt as a percentage of Saskatchewan's GDP are calculated by dividing the debt at March 31 by the Province's current GDP for the previous calendar year.
[3]	Debt plus guaranteed debt of the General Revenue Fund - General Government Purpose Portion does not include debt incurred by the General Revenue Fund on behalf of Crown entities for which the crown entities are responsible for reimbursing the General Revenue Fund.

        The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2007.

Debt Maturity Schedule

Fiscal Year ending March 31	Canadian Dollar Debt	U.S. Dollar Debt (Canadian Dollars) [1]	Total (Canadian Dollars)
	(Thousands)
2008	$1,074.5	$0.0	$1,074.5
2009	623.2	0.0	623.2
2010	935.0	0.0	935.0
2011	659.1	0.0	659.1
2012	466.5	0.0	466.5
1 - 5 years	$3,758.3	$0.0	$3,758.3

2013 - 2017	3,457.3	57.6	3,514.9
2018 - 2021	1,023.0	0.0	1,023.0
2022 - 2026	377.6	259.4	637.0
2027 - 2031	1,185.0	0.0	1,185.0
2032 - 2036	1,289.1	0.0	1,289.1
After 2036	650.0	0.0	650.0
	$11,740.3	$317.0	$12,057.3
[1]	Debentures repayable in U.S. dollars of $275.0 million have been converted to Canadian dollars at the exchange rate in effect at March 31, 2007. (U.S.dollars — $1.1529)

        The following table sets forth the General Revenue Fund gross debt characteristics at March 31, 2007.

Debt Characteristics
(unaudited)

	As a Percentage of Total	Weighted Average Term To Maturity [1] (years)	Weighted Average Interest Rate [1]
Public Debentures [2]	91%	12.49	6.49%
Canada Pension Plan Debentures	7%	6.65	8.31%
Promissory Notes	2%	0.04	4.20%

Gross Debt	100%	11.85	6.57%
[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes other debentures.

        Interest on the General Revenue Fund debt amounted to $802.1 million in fiscal year 2007. Of this amount, $273.5 million ($5.9 million short term and $267.6 million long term) was reimbursed by the Crown corporations. The non-reimbursable portion of gross interest expense was $528.6 million.

        Debt guaranteed by the General Revenue Fund amounted to $34.4 million at March 31, 2007, compared to $46.1 million at March 31, 2006. This decrease was due primarily to debt reduction of $11.6 million in NewGrade Energy Inc. (“NewGrade”) ($6.1 million debt outstanding at March 31, 2007).

        The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2007.

Guaranteed Debt

	At March 31
	2003	2004	2005	2006	2007
	(Millions)
Guaranteed Debt	$184.1	$113.4	$56.0	$46.1	$34.4

        Guaranteed debt is reported net of loss provisions (2007 — $0.5 million; 2006 — $0.5 million; 2005 — $1.4 million; 2004 — $1.5 million; 2003 — $1.8 million).

        The major decrease in guaranteed debt between March 31, 2003, and March 31, 2007, is due to the reduction of NewGrade debt ($52.9 million) and the elimination of the liability for Saskferco Products Inc. debt ($66.4 million).

        Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others. Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

        The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

        The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

        The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities. Regional health authorities may raise money for their purposes through certain service charges. The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

        Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

GENERAL REVENUE FUND SUPPLEMENTARY FINANCIAL INFORMATION

        The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2007.

Government of the Province of Saskatchewan
General Revenue Fund Statement of Financial Position 1-7

	At March 31
	2003	2004	2005	2006	2007
	(Thousands of dollars)
Financial Assets

Cash and temporary investments	$353,002	$501,675	$859,587	$1,027,206	$414,469
Prepaid expenses	3,257	2,221	0	0	0
Accounts receivable	531,274	575,364	657,480	629,062	700,198
Agricultural land held for resale	109,960	108,086	106,508	105,343	103,447
Deferred charges	48,447	50,014	55,442	39,382	22,335
Loans to Crown corporations	3,626,777	3,612,227	3,583,364	3,630,985	3,557,068
Other loans	121,632	121,478	128,911	132,192	129,767
Equity investment in Crown Investments
Corporation of Saskatchewan	1,181,152	1,181,152	1,181,152	1,181,152	1,181,152
Total Financial Assets	5,975,501	6,152,217	6,572,444	6,745,322	6,108,436

Liabilities

Accounts payable and accrued liabilities	833,325	983,792	1,300,639	1,339,590	1,384,259
Deposits held	779,984	570,798	981,615	1,161,000	310,893
Unearned revenue	59,579	57,798	62,776	69,298	69,520
Public Debt (net of sinking fund equity)	11,448,203	11,643,864	11,128,938	10,828,208	10,802,006
Unamortized foreign exchange loss	(136,689)	(50,030)	(21,136)	(16,828)	(12,573)
Total Liabilities	12,984,402	13,206,222	13,452,832	13,381,268	12,554,105
Net Debt	(7,008,901)	(7,054,005)	(6,880,388)	(6,635,946)	(6,445,669)

Non-financial Assets
Prepaid expenses	0	0	2,113	6,102	6,299
Inventories held for consumption	0	0	57,435	66,784	74,626
Tangible capital assets	0	0	1,773,630	2,240,259	2,363,518
Total Non-financial Assets	0	0	1,833,178	2,313,145	2,444,443
Accumulated Deficit	$(7,008,901)	$(7,054,005)	$(5,047,210)	$(4,322,801)	$(4,001,226)
[1]	The Government also prepares summary financial statements. The Government's summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible. The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government's summary financial statements. The Government's summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.
[2]	In his opinion on the 2003, 2004, 2005, 2006 and 2007 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government's summary financial statements to understand and assess the Government's management of public financial affairs and resources as a whole.
[3]	The General Revenue Fund's financial statements for 2003 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,976.0 million and expenditure would increase and surplus for the year would decrease by $24.0 million.
b.	The financial statements show a liability of $577.0 million owed to the Fiscal Stabilization Fund and an expenditure of $82.0 million to the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording an expenditure of $82.0 million, the financial statements should show an asset of $577.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $577.0 million, and expenditure would decrease and surplus for the year would increase by $82.0 million.
c.	It is the auditor's opinion that loans to Crown corporations include $58.0 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $58.0 million. Also, expenditure would increase and surplus for the year would decrease by $58.0 million.

[4]	The General Revenue Fund's financial statements for 2004 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,023 million and expenditure would increase and surplus for the year would decrease by $47 million.
b.	The financial statements show a liability of $366 million owed to the Fiscal Stabilization Fund and revenue of $211 million from the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording revenue of $211 million, the financial statements should show an asset of $366 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $366 million, and revenue and surplus for the year would decrease by $211 million.
c.	It is the auditor's opinion that loans to Crown corporations include $32 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $32 million. Also, expenditure would increase and surplus for the year would decrease by $12 million.
[5]	The General Revenue Fund's financial statements for 2005 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,143 million and operating expense would increase and surplus would decrease by $120 million.
b.	The financial statements show a liability of $749 million owed to the Fiscal Stabilization Fund and an expense of $383 million to the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording an expense of $383 million, the financial statements should record an asset of $749 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $749 million, and operating expense would decrease and surplus would increase by $383 million.
c.	It is the auditor's opinion that loans to Crown corporations include $44 million that should be recorded as an expense as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $44 million. Also, operating expense would increase and surplus would decrease by $12 million.
[6]	The General Revenue Fund's financial statements for 2006 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,246 million and expenses would increase and surplus would decrease by $103 million.
b.	The financial statements show a liability of $888 million owed to the Fiscal Stabilization Fund and an expense of $139 million to the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording an expense, the financial statements should record an asset equal to the liability it records. Had this been done, financial assets would increase and accumulated deficit would decrease by $888 million, and transfer to the Fiscal Stabilization Fund would decrease and surplus would increase by $139 million.
c.	It is the auditor's opinion that loans receivable from Crown corporations include $24 million that should be recorded as an expense as they can only be repaid if the Government provides money from the General Revenue Fund to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $24 million. Also, operating expense would decrease and surplus would increase by $20 million.
[7]	The General Revenue Fund's financial statements for 2007 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,659 million and expenses would increase and surplus would decrease by $413 million.
b.	The Government records transactions between the General Revenue Fund and the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund as revenue or expense of the General Revenue Fund. It is the auditor's opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds. Had this been done, financial assets would increase and accumulated deficit would decrease by $993 million, and transfer to the Saskatchewan Infrastructure Fund would decrease and surplus would increase by $105 million.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Statement of Operations and Accumulated Deficit 1

	For the Year Ended March 31
	2003	2004	2005	2006	2007
	(Thousands of dollars)
Revenue

Taxation
Corporation capital	$379,093	$371,479	$381,289	$524,650	$513,458
Corporation income	178,267	310,573	257,679	393,629	554,001
Fuel	331,512	356,773	361,039	376,426	383,576
Individual income	1,429,757	1,245,763	1,329,081	1,447,905	1,668,538
Sales	813,932	854,480	985,079	1,112,350	1,079,794
Tobacco	158,472	176,747	187,029	171,107	190,334
Other	77,067	81,881	88,019	89,751	94,844
Total Taxation	3,368,100	3,397,696	3,589,215	4,115,818	4,484,545
Non-renewable Resources
Natural gas	152,728	210,455	212,440	269,074	165,131
Oil	862,318	774,488	906,938	1,124,952	1,318,852
Potash	175,061	120,179	305,494	277,967	161,729
Other	53,542	35,840	49,319	49,106	48,540
Total Non-renewable Resources	1,243,649	1,140,962	1,474,191	1,721,099	1,694,252
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	300,000	200,000	268,000	221,000	167,000
Liquor and Gaming Authority	328,680	360,766	361,044	351,673	370,053
Other enterprises and funds	63,811	53,484	55,420	41,214	50,043
Total Transfers from Government Entities	692,491	614,250	684,464	613,887	587,096
Other Own-source Revenue
Fines, forfeits and penalties	13,589	10,534	10,276	9,788	10,173
Interest, premium, discount and exchange	59,852	61,228	54,735	89,226	96,062
Motor vehicle fees	116,964	119,412	121,549	135,183	138,908
Other licences and permits	42,350	46,426	54,154	41,800	36,787
Sales, services and service fees	72,268	91,960	84,548	89,389	93,332
Transfers from other governments	12,907	19,294	16,668	16,860	17,368
Commercial operations	0	0	5,625	64,724	69,575
Other	33,715	23,684	30,096	54,413	26,119
Total Other Own-source Revenue	351,645	372,538	377,651	501,383	488,324
Total Own-source Revenue	5,655,885	5,525,446	6,125,521	6,952,187	7,254,217
Transfers from the Federal Government
Canada Health and Social Transfer	668,211	750,558	0	0	0
Canada Health Transfer	0	0	452,396	659,558	716,775
Canada Social Transfer	0	0	262,742	298,756	323,599
Health Reform Fund	0	0	46,732	0	0
Equalization	(9,215)	41,284	581,570	88,672	12,723
Other	141,824	241,110	322,859	218,379	335,732
Total Transfers from the Federal Government	800,820	1,032,952	1,666,299	1,265,365	1,388,829
Total Revenue	$6,456,705	$6,558,398	$7,791,820	$8,217,552	$8,643,046

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (continued)

	For the Year Ended March 31
	2003	2004	2005	2006	2007
Operating Expense

Executive Branch of Government
Advanced Education and Employment	$0	$0	$0	$0	$689,414
Agriculture and Food	0	0	0	422,390	369,995
Agriculture, Food and Rural Revitalization	311,970	332,388	391,566	0	0
Centenary Fund	24,451	27,843	0	0	0
Community Resources	607,099	605,027	603,048	630,819	711,193
Corrections and Public Safety	116,369	117,596	119,456	140,205	163,078
Culture, Youth and Recreation	43,472	47,668	52,958	62,662	67,004
Environment	180,324	178,335	133,171	146,030	194,151
Executive Council	7,071	7,119	7,545	8,569	9,311
Finance	222,470	235,598	242,537	247,447	258,964
First Nations and Metis Relations	0	0	0	48,314	59,842
Government Relations	0	0	0	198,236	207,534
Government Relations and Aboriginal Affairs [2]	176,006	187,003	193,120	0	0
Health	2,342,835	2,515,823	2,773,961	2,990,625	3,202,965
Highways and Transportation	294,492	293,732	255,249	263,938	307,310
Highways and Transportation - commercial operations	0	0	5,583	5,715	4,198
Industry and Resources	91,561	71,514	75,627	62,395	67,862
Information Technology Office	0	3,089	4,144	4,853	6,812
Information Technology Office - commercial operations	0	0	0	0	89
Justice	184,284	194,659	202,314	217,415	237,622
Labour	13,771	13,779	14,172	14,751	15,369
Learning	1,085,613	1,256,112	1,299,940	1,472,946	978,090
Northern Affairs	0	4,883	4,902	5,184	5,351
Property Management	0	0	0	(765)	13,993
Property Management - commercial operations	0	0	0	58,384	63,248
Public Service Commission	8,554	8,515	8,263	8,908	15,868
Regional Economic and Co-operative Development	0	0	0	8,142	11,361
Saskatchewan Property Management Corporation	21,833	22,108	24,278	0	0
Saskatchewan Research Council	0	7,964	7,779	12,390	8,446
Saskatchewan Water Corporation	3,016	0	0	0	0
SaskEnergy Incorporated	0	0	0	74,700	7,000

Legislative Branch of Government
Chief Electoral Officer	1,207	7,779	794	809	1,281
Children's Advocate	0	0	0	1,195	1,298
Conflict of Interest Commissioner	99	102	107	114	128
Information and Privacy Commissioner	121	290	373	487	599
Legislative Assembly	17,455	18,295	18,462	18,987	19,740
Ombudsman	0	0	0	1,643	1,779
Ombudsman and Children's Advocate	2,651	2,737	2,752	0	0
Provincial Auditor	5,727	5,755	5,755	5,932	6,054
Total Operating Expense	5,762,451	6,165,713	6,447,856	7,133,420	7,706,949

Government of the Province of Saskatchewan
General Revenue Fund Statement of Operations and Accumulated Deficit (concluded)

	For the Year Ended March 31
	2003	2004	2005	2006	2007
	(Thousands of dollars)
Operating Surplus	694,254	392,685	1,343,964	1,084,132	936,097

Servicing Government Debt	(611,394)	(602,702)	(578,847)	(544,666)	(538,303)
Pre-transfer Surplus (Deficit)	82,860	(210,017)	765,117	539,466	397,794
Transfer from (to) the Fiscal Stabilization Fund	(82,000)	211,000	(382,500)	(139,000)	0
Transfer to the Saskatchewan Infrastructure Fund	0	0	0	0	(105,090)
Surplus	$860	$983	$382,617	$400,466	$292,704

Accumulated Deficit, Beginning of Year	(7,009,761)	(7,008,901)	(7,054,005)	(5,047,210)	(4,322,801)

Adjustment to accumuated deficit	0	(46,087)	1,624,178	323,943	28,871
Accumulated Deficit, End of Year	$(7,008,901)	$(7,054,005)	$(5,047,210)	$(4,322,801)	$(4,001,226)
[1]	See Notes 1-7 commencing on page 34.
[2]	For 2005, Government Relations and Aboriginal Affairs reflects expenses for the Department of Government Relations and the Department of First Nations and Metis Relations.

(See accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Statement of Change in Net Debt 1,2

	For the year ended March 31
	2005	2006	2007
	(Thousands of dollars)
Surplus	$382,617	$400,466	$292,704

Tangible Capital Assets
Acquisitions	(149,751)	(221,278)	(249,510)
Amortization	103,411	134,530	141,657
Net (gain) loss on disposal	143	(391)	12,722
Proceeds on disposal	133	3,243	1,569
Write downs	0	2,927	82
Net Acquisition of Tangible Capital Assets	(46,064)	(80,969)	(93,480)

Other Non-financial Assets
Net (acquisition) use of prepaid expenses	108	337	(197)
Net acquisition of inventories held for consumption	(2,964)	(5,862)	(7,842)
Net Acquisition of Other Non-financial Assets	(2,856)	(5,525)	(8,039)

Decrease in net debt	333,697	313,972	191,185
Net Debt, beginning of year	(7,054,005)	(6,880,388)	(6,635,946)
Transfers from government organizations	(157,859)	(69,530)	(908)
Reclassification of prepaid expenditures to non-financial assets	(2,221)	0	0
Net Debt, End of Year	$(6,880,388)	$(6,635,946)	$(6,445,669)
[1]	See Notes 1-7 commencing on page 34.
[2]	This is a new statement introduced in the 2004-05 fiscal year. It reconciles the annual surplus calculated on an expense basis to the annual change in net debt and is part of the new presentation that introduced non-financial assets as a separate category of assets on the Statement of Financial Position.

(See accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Statement of Investing Activities 1

	For the Year Ended March 31
	2003	2004	2005	2006	2007
	(Thousands of dollars)
Receipts

Loans

Agricultural Credit Corporation of Saskatchewan	$20,434	$14,517	$9,100	$0	$0
Crown Investments Corporation of Saskatchewan	154,108	0	0	0	0
Information Services Corporation of Saskatchewan	0	3,726	13,880	10,500	30,000
Investment Saskatchewan Inc.	0	0	0	0	10,000
Municipal Financing Corporation of Saskatchewan	15,184	3,407	9,391	3,847	0
Saskatchewan Crop Insurance Corporation	0	0	0	68,579	37,200
Saskatchewan Housing Corporation	56,955	16,951	0	0	0
Saskatchewan Opportunities Corporation	19,401	0	0	0	0
Saskatchewan Power Corporation	0	140,935	149,929	86,312	31,809
Saskatchewan Property Management Corporation	0	0	5,500	0	0
Saskatchewan Telecommunications
Holding Corporation	0	22,641	14,497	0	32,598
Saskatchewan Water Corporation	669	714	764	34,012	876
SaskEnergy Incorporated	91,300	30,799	37,958	101,195	32,681
Other	58,860	73,279	60,810	60,224	60,855
Total Loan Receipts	416,911	306,969	301,829	364,669	236,019

Sinking Funds

Contributions received from Crown Corporations	24,459	24,608	25,729	69,045	32,411
Government debt redemption funded from sinking funds	0	30,234	120,577	30,912	0
Total Sinking Fund Receipts	24,459	54,842	146,306	99,957	32,411

Other Investing Activities

Equity Investment in Crown Investments
Corporation of Saskatchewan	61,300	0	0	0	0
Other	1,258	1,635	1,443	905	1,509
Total Other Investing Activities	$62,558	$1,635	$1,443	$905	$1,509
Total Receipts	$503,928	$363,446	$449,578	$465,531	$269,939

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities (concluded)

	For the Year Ended March 31
	2003	2004	2005	2006	2007
	(Thousands of dollars)
Disbursements

Loans

Agricultural Credit Corporation of Saskatchewan	$4,700	$0	$0	$0	$0
Education Infrastructure Financing Corporation	38,224	39,674	0	0	0
Information Services Corporation of Saskatchewan	10,270	0	0	0	18,047
Municipal Financing Corporation of Saskatchewan	3,407	5,000	7,148	5,000	8,975
Saskatchewan Crop Insurance Corporation	113,000	64,000	44,579	0	0
Saskatchewan Housing Corporation	16,951	0	0	0	0
Saskatchewan Opportunities Corporation	0	11,168	0	3,000	15,000
Saskatchewan Power Corporation	100,000	300,000	350,000	250,000	100,000
Saskatchewan Water Corporation	11,693	5,027	3,521	7,067	2,455
SaskEnergy Incorporated	50,000	0	50,000	102,500	1,100
Other	81,273	74,766	70,412	64,738	58,567

Total Loan Disbursements	429,518	499,635	525,660	432,305	204,144

Sinking Funds' Contributions	81,925	83,424	91,273	135,070	95,132

Other Investing Activities	7	7	63	13	20

Total Disbursements	$511,450	$583,066	$616,996	$567,388	$299,296

Net Receipts (Disbursements)	$(7,522)	$(219,620)	$(167,418)	$(101,857)	$(29,357)
[1]	See Notes 1-7 commencing on page 34.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Statement of Cash Flow 1

	For the Year Ended March 31
	2003	2004	2005	2006	2007
	(Thousands of dollars)
Operating Activities

Surplus	$860	$983	$382,617	$400,466	$292,704

Non-cash items included in surplus	(38,794)	36,577	58,538	75,973	111,308
Net change in non-cash operating activities	114,141	104,065	231,425	6,067	(17,237)
Adjustment to accumulated deficit	0	(46,087)	0	10,513	0
Cash Provided by (Used for) Operating Activities	76,207	95,538	672,580	493,019	386,775
Capital Activities
Acquisition of tangible capital assets	0	0	(149,751)	(221,278)	(249,510)
Proceeds on disposal of tangible capital assets	0	0	133	3,243	1,569
Cash Used for Capital Activities	0	0	(149,618)	(218,035)	(247,941)
Investing Activities

Loan Advances	(429,518)	(499,635)	(525,660)	(432,305)	(204,144)
Loan Repayments	416,911	306,969	301,829	364,669	236,019
Sinking fund contributions received
from Crown corporations	24,459	24,608	25,729	69,045	32,411
Contributions made to sinking funds	(81,925)	(83,424)	(91,273)	(135,070)	(95,132)
Government debt redemption funded from sinking funds	0	30,234	120,577	30,912	0
Other	62,551	1,628	1,380	892	1,489
Cash Provided by (Used for) Investing Activities	(7,522)	(219,620)	(167,418)	(101,857)	(29,357)
Financing Activities
Proceeds from debt	843,782	1,124,423	986,501	829,511	1,421,164
Repayment of debt	(404,651)	(642,482)	(1,394,950)	(1,014,404)	(1,293,271)
Increase (Decrease) in deposits held	(285,008)	(209,186)	410,817	179,385	(850,107)
Cash Provided by (Used for) Financing Activities	154,123	272,755	2,368	(5,508)	(722,214)
Increase (Decrease) in Cash and
Temporary investments	222,808	148,673	357,912	167,619	(612,737)
Cash and temporary investments
beginning of year	130,194	353,002	501,675	859,587	1,027,206
Cash and Temporary Investments,
End of Year	$353,002	$501,675	$859,587	$1,027,206	$414,469
[1]	See Notes 1-7 commencing on page 34.

Government of the Province of Saskatchewan
General Revenue Fund Notes to the Financial Statements
As at March 31, 2007

1.	Significant Accounting Policies

(a)	Basis of accounting

        These financial statements are prepared in accordance with the generally accepted accounting principles for the public sector as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, with the following exceptions:

•	transfers to and from the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund are included in the determination of surplus for the year; and,
•	pension liabilities are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension obligations on a cash basis.

        The significant accounting policies are summarized below.

(b)	Reporting Entity

        The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law. Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

        Other government entities such as special purpose funds, Crown corporations, and other agencies, report separately in other financial statements. Only financial transactions to or from these other entities are included in the General Revenue Fund. The net expenses/recoveries for revolving funds’ operations are charged to expense.

        The Government’s Summary financial statements which include the financial activities of the General Revenue Fund and other government entities are provided separately.

(c)	Specific accounting policies

Financial Assets

        Financial assets are those assets on hand at the end of an accounting period which could provide resources to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

        Temporary investments are generally for less than 30 days and are recorded at the lower of cost or market.

        Agricultural land held for resale is valued at the lower of cost or net realizable value, on an aggregate basis.

        Deferred charges include issue costs and net discounts or premiums incurred on the issue of long term Government debt. They are recorded at cost and amortized on a straight-line basis over the remaining life of the debt issue.

        Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing. Short term loans to Crown corporations are recorded at par; all other loans are recorded at cost. Interest received on these loans is netted against interest paid on money borrowed for these loans.

        Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

        Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

Liabilities

        Liabilities are present obligations to outside organizations and individuals as a result of transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. They consist of obligations to provide authorized transfers where any eligibility criteria have been met, to repay borrowings, to pay for goods and services acquired prior to year end, and to deliver goods or services in the future, where payment has been received.

        Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

        Public Debt includes Government debt and Crown corporation debt and is recorded at par.

        Premiums, discounts, and issue costs incurred on Government debt are recorded as deferred charges and amortized on a straight-line basis over the remaining life of the debt issue.

        Certain debenture issues require contributions to a sinking fund. These obligations are recorded at principal less sinking fund balances where applicable. The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made on debt incurred on their behalf. Premiums and discounts on long term investments within the sinking fund are amortized on a constant yield basis.

        Debt issues and sinking fund investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

        Interest, discounts, premiums and commissions on money borrowed for Crown corporations and others are netted against reimbursements by these entities.

        Unamortized foreign exchange loss includes unrealized foreign exchange gains and losses resulting from conversion of Government debt and sinking fund investments, held in a foreign currency, to the Canadian dollar equivalent at March 31. Unrealized foreign exchange gains and losses are amortized on a straight-line basis over the remaining life of the debt issue. Realized foreign exchange gains or losses, resulting from Government debt transactions, are included in servicing Government debt.

        Guaranteed debt includes guarantees by the Minister of Finance, made through specific agreements or legislation, to pay all or part of the principal and/or interest of debt obligations in the event of default by the borrower. Loss provisions on guaranteed debt are recorded as a liability and an expense when it is likely that a loss will occur. The amount of the loss provision represents the best estimate of future payments less recoveries and is adjusted as necessary to ensure it equals the expected payout of the guarantee.

Non-financial Assets

        Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed in the normal course of operations and are not for sale in the normal course of operations.

        Inventories held for consumption are recorded at cost and expensed as they are consumed.

        Tangible capital assets are recorded at cost and include all amounts directly attributable to the acquisition, construction, development or betterment, except interest. Tangible capital assets are generally amortized on a straight-line basis over the estimated useful life of each asset.

Revenue

        Revenues are recorded on the accrual basis except for corporate and personal income taxes which are recorded when received from the federal government. Government transfers are recognized as revenue in the period during which the transfer is authorized and any eligibility criteria are met.

Expense

        Expenses are recorded on the accrual basis, except for defined benefit pension plan costs which are recorded on the cash basis. Government transfers are recognized as expenses in the period during which the transfer is authorized and any eligibility criteria are met.

(d)	Measurement Uncertainty

        Measurement uncertainty is uncertainty in the determination of the amount at which an item is recognized or disclosed in financial statements. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount.

        Measurement uncertainty that may be material to these financial statements exists in the accrual of non-renewable resource royalties, and the federal government’s Canada Health Transfer and Canada Social Transfer payments. The uncertainty arises from factors such as price and production sensitivities in the royalty structures, and the effect on transfers from the federal government of changes in economic and demographic conditions in the Province and the country. Measurement uncertainty also exists in the disclosure of liabilities for defined benefit pension plans because actual experience may differ from actuarial estimations.

        While best estimates are used to report items, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

2.	Agricultural Land Held for Resale

        The estimated net realizable value of the agricultural land held for resale at March 31, 2007 is $207.1 million (2006 — $205.6 million).

3.	Risk Management of Public Debt

        Funds are borrowed in both domestic and foreign capital markets by issuing Province of Saskatchewan securities. This borrowing activity finances Government operations and the activities of Crown corporations. These transactions result in exposure to four types of risk: interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

        To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained. Where market conditions dictate that other forms of debt are more attractive, opportunities are identified to use derivative financial instruments to reduce these risks. A derivative financial instrument is a contract whose value is based on the value of another asset or index.

        Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates. This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest. Floating rate debt is defined as the sum of floating rate debentures, short-term promissory notes, fixed rate debt maturing within one year and Saskatchewan Savings Bonds. Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps. Interest rate swaps on a notional value of $66.0 million of debt (2006 — $306.0 million) existed at March 31, 2007. At March 31, 2007, 88.5 per cent (2006 – 85.6 per cent) of the gross debt effectively carried a fixed rate of interest.

        Gross debt includes floating rate debt of $1,382.4 million (2006 — $1,714.1 million). A one percentage point increase in interest rates would decrease the surplus by $8.4 million in 2007-08.

        Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies. This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of a cross currency swap. At March 31, 2007, 97.2 per cent (2006 – 97.3 per cent) of the gross debt was effectively denominated in Canadian dollars.

The following foreign-denominated items have been hedged to Canadian dollars using cross currency swaps:

•	debentures totalling 300.0 million Swiss francs (2006 - 200.0 million) fully hedged to $274.7 million Canadian (2006 - $182.4 million);
•	debentures totalling 1,419.0 million U.S. dollars (2006 - 1,419.0 million) fully hedged to $1,882.3 million Canadian (2006 - $1,882.3 million); and,
•	interest payments on debentures of 275.0 million U.S. dollars (2006 - 275.0 million) hedged to Canadian dollars at an exchange rate of 1.2325 (2006 - 1.2325).

        In total, cross currency swaps on a notional value of $2,770.1 million of debt (2006 — $2,713.3 million) existed at March 31, 2007. The effectiveness of these hedges is assessed on an ongoing basis by monitoring the credit ratings of the counterparties to the hedges.

        Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract. This risk is managed by dealing only with counterparties with good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2007, 100 per cent (2006 – 100 per cent) of counterparties held a credit rating of A or higher, as defined by Standard and Poor’s.

        Liquidity risk is a risk that financial commitments will not be met over the short term. This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long term debt issues and maintaining adequate cash reserves and short term borrowing programs as contingent sources of liquidity.

4.	Retirement Benefits

        The Government sponsors several defined benefit pension plans and a defined contribution pension plan.

        Pension fund assets of government sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit plans

        Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years highest salary, multiplied by the years of service to a maximum of 35 years. Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

        The two main plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan (STC), Anti-TB League Employees Superannuation Plan (ATB) and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation. Obligations for allowances payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA) are part of the General Revenue Fund.

        Actuarial valuations are performed at least triennially. These valuations are extrapolated by an actuary when a valuation is not done in the current fiscal year. Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long term rates and short term forecasts. Estimates vary based on the individual plan.

        The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension fund assets are valued at market related values based on actual market values averaged over a four year period. In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long term rates of return for the individual plans.

        The Government is required to match member current service contributions for all plans except Judges and the PSSP. Separate pension funds are maintained for all plans except the PSSP and the MLA. The PSSP member contributions are deposited into the General Revenue Fund. All pension obligations arising under the PSSP and the MLA are paid from the General Revenue Fund.

        Information on the defined benefit plans follows:

	2007						2006
	TSP	PSSP		Others		Total	Total
Plan status	closed	closed		closed	[1]	n/a	n/a
Member contribution rate (percentage of salary)	7.85	7.00-9.00	[2]	5.00-9.00	[2]	n/a	n/a
Number of active members	3,124	1,312		63		4,499	5,055
Average age of active members (years)	53.2	54.9		57.0		53.8	53.5
Number of former members entitled to deferred pension benefits	4,965	119		11		5,095	5,359
Number of superannuates and surviving spouses	10,640	5,717		2,372		18,729	18,635
Actuarial valuation date	June 30/05	Dec 31/05		Various		n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	3.50	3.50		3.50		n/a	n/a
Expected rate of return on plan assets (percentage)	6.75	5.00		5.00-6.00		n/a	n/a
Discount rate (percentage)	5.00	5.00		5.00		n/a	n/a
Inflation rate (percentage)	2.50	2.50		2.50		n/a	n/a
Expected average remaining service life (years)	4.7	3.9		Various		n/a	n/a
Post-retirement index (percentage of annual increase in
Consumer Price Index)	80	70		Various		n/a	n/a
[1]	Judges is open to new membership; all other plans are closed.
[2]	Contribution rate varies based on age upon joining the plan.

        Based on the latest actuarial valuation, extrapolated to March 31, 2007, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

(Thousands of dollars)	2007				2006
	TSP [1]	PSSP	Others	Total	Total
Accrued benefit obligation,
beginning of year	4,825,284	1,763,072	288,784	6,877,140	6,060,417
Current benefit cost	57,101	20,360	4,428	81,889	73,663
Plan amendment [2]	0	90,000	433	90,433	0
Interest cost	263,817	90,349	15,838	370,004	382,590
Actuarial (gains) losses	0	(3,581)	986	(2,595)	742,256
Benefit payments	(285,642)	(105,376)	(15,427)	(406,445)	(381,786)
Accrued Benefit Obligation, End of Year	4,860,560	1,854,824	295,042	7,010,426	6,877,140
Plan assets, beginning of year	1,460,911	0	184,748	1,645,659	1,742,130
Return on plan assets	97,303	0	12,816	110,119	122,044
Employer contributions	115,477	100,054	5,061	220,592	196,376
Employee contributions	15,696	5,322	438	21,456	22,504
Plan expenses	(3,905)	0	(597)	(4,502)	(7,255)
Actuarial gains (losses)	0	0	718	718	(48,354)
Benefit payments	(285,642)	(105,376)	(15,427)	(406,445)	(381,786)
Plan Assets, End of Year [3]	1,399,840	0	187,757	1,587,597	1,645,659

	3,460,720	1,854,824	107,285	5,422,829	5,231,481
Unamortized estimation adjustments [4]	(616,163)	(135,372)	(12,050)	(763,585)	(985,886)

Total Pension Liabilities [5]	2,844,557	1,719,452	95,235	4,659,244	4,245,595

[1]	The TSP accrued benefit obligation includes a liability of $32.0 million (2006 - $35.9 million) relating to the TSP disability provision. The TSP's actual rate of return on plan assets was 13.3 per cent (2006 - 16.0 per cent).
[2]	During the year, the Government approved a plan amendment to provide guaranteed indexing of pensions for members of the PSSP, Judges, STC, ATB, and MLA at 70 per cent of the annual change in the Consumer Price Index. Previously, the Government provided ad hoc indexing to members of these plans.
[3]	At March 31, 2007, the market value of plan investments was $1,994.4 million (2006 - $1,935.9 million). Of this amount 44.0 per cent (2006 - 43.2 per cent) was invested in fixed income securities and 45.2 per cent (2006 - 49.1 per cent) in equity investments.
[4]	Amortized against the net obligation over periods ranging from 1 to 13 years, which is the expected average remaining service life of active plan members at the time the estimation adjustments arose.
[5]	Changes in assumptions can result in significantly higher or lower estimates of pension liabilities. A one per cent decrease in the discount rate would result in a $610.3 million and $231.9 million increase in the pension liabilities for the TSP and the PSSP respectively, and a one per cent increase would result in a $500.2 million and $191.0 million decrease in the pension liabilities for the TSP and the PSSP respectively.

Defined contribution plans

        Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary.

        The Government sponsors the Public Employees Pension Plan (PEPP), a multi-employer defined contribution plan. Employers are required to provide contributions at specific rates for employee current service. The General Revenue Fund has fully funded its share of contributions. The General Revenue Fund also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP), sponsored by the Saskatchewan Teachers’ Federation.

        Information on the defined contribution plans to which the General Revenue Fund contributes follows:

	2007				2006
	PEPP		STRP [1]	Total	Total
Plan status	open		n/a	n/a	n/a
Member contribution rate (percentage of salary)	5.00-7.00	[2]	n/a	n/a	n/a
Government contribution rate (percentage of salary)	6.45-7.00	[2]	n/a	n/a	n/a
Number of active members, all employers	30,378		n/a	30,378	30,536
General Revenue Fund participation
Number of active members	15,594		n/a	15,594	16,321
Member contributions (thousands of dollars)	40,347		n/a	40,347	37,320
Government contributions (thousands of dollars)	37,553		38,235	75,788	72,957
[1]	The STRP is a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.
[2]	Contribution rate varies based on employee group.

Pension expense

Pensions are accounted for on a cash basis. The pension liabilities are not recorded in the financial statements.

(thousands of dollars)	2007	2006
Defined benefit plans	220,592	196,376
Defined contribution plans	75,788	72,957
Total Pension Expense	296,380	269,333

5.	Contingencies

Guaranteed debt

The Minister of Finance has guaranteed the debt of others of $34.4 million (2006 — $46.1 million).

Lawsuits

Up to $31.2 million may be paid, depending on the outcome of lawsuits in progress.

Crop Insurance Liability

         The Saskatchewan Crop Insurance Corporation administers the federal/provincial Crop Insurance Program. Premiums for the program are paid by the General Revenue Fund, the federal government and producers. A portion of the premiums is required to be paid to reinsurance funds established by the Province and the federal government. In certain circumstances, the reinsurance funds pay benefits to the Corporation.

         In any year, where crop insurance indemnities exceed net premiums and any crop insurance fund balance, the shortfall is derived from one or both of the Crop Reinsurance Fund of Saskatchewan and the Crop Reinsurance Fund of Canada for Saskatchewan.

         At March 31, 2007, the Crop Reinsurance Fund of Saskatchewan had a deficiency of $114.9 million (2006 — $152.9 million). Crop insurance premiums are actuarially set to cover indemnities over the long term. In the event that the deficiency in the Saskatchewan reinsurance fund cannot be recovered from future premiums, the General Revenue Fund is required to pay the deficiency.

6.	Contractual obligations

Major contractual obligations include:

•	Treaty land entitlement agreements valued at approximately $5.4 million over five years; rural municipality and school division tax loss compensation of approximately $10.5 million as land achieves reserve status over the course of the agreements;

•	Research and development projects for agriculture technology and opportunities in the agri-food industry, $12.0 million over five years;

•	Capital grant projects, over the next 15 years, $60.5 million;

•	Contracts for highway improvement, $136.9 million;

•	Computer service agreements, $22.3 million over three years;

•	Projects to expand innovation and enhance the competitive ability of the Saskatchewan economy, $19.9 million over five years;

•	Saskatchewan Association of Rehabilitation Centres, for beverage container collection and recycling, $23.3 million over two years;

•	Vaccine and Infectious Disease Organization, operating funding, $3.6 million over two years;

•	Construction contracts, $35.5 million;

•	Aerial fleet renewal, for fire suppression, $40.9 million over three years;

•	Vehicle purchases, $17.0 million; and,

•	Operating and capital lease obligations as follows:

(thousands of dollars)	Operating	Capital
Future minimum lease payments
2007-08	28,910	17,092
2008-09	20,104	15,195
2009-10	15,826	11,593
2010-11	11,996	11,390
2011-12	9,482	8,716
Thereafter	43,622	9,665
	129,940	73,651
Interest and executory costs	0	(28,491)
Total Lease Obligations	129,940	45,160

7.	Related Party Transactions

         Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

         Transactions include transfers to related parties of $2,832.1 million (2006 — $2,545.1 million).

         Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms. These transactions include:

•	payments to Saskatchewan Telecommunications Holding Corporation of approximately $27.8 million (2006 - $27.5 million); and,

•	taxation and non-renewable resource revenue received from related parties during 2006-07 of approximately $80.9 million (2006 - $75.1 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

8.	Trust Funds

         Trust assets are administered but not owned by the Government and the Government has no equity in the funds.

         Trust fund assets held and administered by the General Revenue Fund are as follows:

(thousands of dollars)	2007	2006
Pension plans	7,947,767	7,326,541
Public Guardian and Trustee of Saskatchewan	154,479	148,566
Other	32,437	21,043
Total Trust Fund Assets [1]	8,134,683	7,496,150

[1]	Amounts are based on the latest financial statements of the funds closest to March 31, 2007, where available.

9.	Debt Reduction Account

         This account was established pursuant to The Balanced Budget Act. The Debt Reduction Account is an accounting of the accumulated surpluses of the General Revenue Fund commencing April 1, 1995.

(thousands of dollars)	Budget	Actual
Debt Reduction Account, beginning of year	1,369,579	1,369,579
Reduction in accumulated deficit for the year	101,908	292,704
Debt Reduction Account, End of Year	1,471,487	1,662,283

10.	Adjustment to Accumulated Deficit

         On April 1, 2006, the Saskatchewan Water Corporation transferred the Lake Diefenbaker area irrigation assets to the Department of Agriculture and Food. This transfer resulted in an increase in non-financial assets of $28.9 million and a corresponding decrease in the accumulated deficit of $28.9 million.

         On April 1, 2005, the Saskatchewan Property Management Corporation was wound up and its assets and liabilities were transferred to the General Revenue Fund. This transfer resulted in an increase in financial assets of $21.7 million, liabilities of $89.6 million, and non-financial assets of $391.8 million, and a corresponding decrease in the accumulated deficit of $323.9 million. At the same time, a new department with similar responsibilities, Property Management, was created.

11.	Comparative Figures

         Certain of the 2006 figures have been reclassified to conform with the current year presentation. With regard to expenses, the figures are reported on the same basis as the Estimates for the prior year.

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2007 (unaudited)

A.	Term Debt Issued to the Public

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

May 15/97	May 15/07	6.65	Canadian	30,000,000
(Non Callable; annual sinking fund)

July 15/02	July 15/07	4.00	Canadian	18,918,000
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2003)

January 31/02	September 6/07	5.00	Canadian	400,000,000
(Non Callable)

March 2/83	March 1/08	9.00	Canadian	50,000,000
(Non Callable)

March 15/93	March 15/08	7.698	Canadian	262,989,200
(Non Callable; annual sinking fund)

November 28/97	May 28/08	5.50	Canadian	20,000,000
(Non Callable; annual sinking fund)

February 26/98	June 2/08	5.50	Canadian	400,000,000
(Non Callable; annual sinking fund)

July 15/03	July 15/08	4.00	Canadian	28,155,300
(Redeemable annually at the option of the holder or any time on the death of the holder; The Province reserves the right to increase the interest rate after July 14, 2004)

September 24/03	September 5/08	3.90 - 5.75	Canadian	50,000,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 3.90% to September 5, 2008, and 5.75% thereafter)

February 13/02	February 13/09	5.05 - 6.30	Canadian	30,000,000
(Extendible at the option of the holder to February 13, 2032; this note pays interest at 5.05% to February 13, 2009, and 6.30% thereafter; annual sinking fund)

August 3/04	June 17/09	4.00 - 5.50	Canadian	26,000,000
(If not redeemed by the holder on June 17, 2009, this note matures on June 17, 2019; This note pays interest at 4.00% to June 17, 2009 and 5.50% thereafter; annual sinking fund)

July 15/04	July 15/09	4.00	Canadian	5,891,100
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2005)

September 24/02	September 24/09	4.75	Canadian	250,000,000
(Non Callable)

November 12/99	November 12/09	6.50	Canadian	250,000,000
(Non Callable; annual sinking fund)

January 18/90	January 18/10	10.00	Canadian	300,000,000
(Non Callable; annual sinking fund)

July 15/05	July 15/10	4.00	Canadian	17,506,100
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2006)

September 1/00	September 1/10	6.15	Canadian	550,000,000
(Non Callable; annual sinking fund)

July 15/06	July 15/11	4.00	Canadian	256,412,700
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2007)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

June 10/03	September 5/11	4.75 - 5.80	Canadian	104,500,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 4.75% to September 5, 2011, and 5.80% thereafter; annual sinking fund)

September 20/02	December 3/12	5.25	Canadian	350,000,000
(Non Callable; annual sinking fund)

February 2/93	February 1/13	7.613	Canadian	568,212,000
(The original 8% $400,000,000 U.S. debentures have been swapped into Canadian dollars at an interest rate of 7.613%; Non Callable; annual sinking fund)

June 17/03	June 17/13	4.75	Canadian	200,000,000
(Non Callable; annual sinking fund)

July 20/93	July 15/13	7.753 7.809 7.375	Canadian Canadian U.S.	228,639,500 97,147,500 50,000,000
($175,000,000 and $75,000,000 U.S. of the 7.375% debenture issue have been swapped into Canadian dollars at an interest rate of 7.753% and 7.809% respectively. Interest payments on the remaining $50,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 7.912%; Non Callable; annual sinking fund)

September 30/03	December 3/13	4.90	Canadian	200,000,000
(Non Callable; annual sinking fund)

March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)

June 22/04	June 3/14	5.25	Canadian	300,000,000
(Non Callable; annual sinking fund)

December 1/65	December 1/15	5.125	Canadian	1,090,702
(Payable in blended semi-annual payments of principal and interest totalling $76,399.60. Prepayable in whole or in part any time prior to December 1, 2015, without penalty)

June 3/05	December 3/15	4.50	Canadian	200,000,000
(Non Callable; annual sinking fund)

November 15/05	January 15/16	4.305	Canadian	274,654,700
(This issue was reopened on December 21, 2006, and an additional 100,000,000 Swiss Franc debentures were sold and swapped into Canadian dollars at an interest rate of 4.298%. The original 2.125% 200,000,000 Swiss Franc debentures have been swapped into Canadian dollars at an interest rate of 4.309%; Non Callable; annual sinking fund)

August 23/06	August 23/16	4.50	Canadian	300,000,000
(Non Callable; annual sinking fund)

September 17/96	September 17/16	7.93	Canadian	13,343,000
(Non Callable; Serial Note payable in annual instalments)

June 17/04	June 17/19	5.00	Canadian	33,000,000
(After June 17, 2014, this note pays interest at the three month BA rate less 0.245%; Non Callable; annual sinking fund)

December 20/90	December 15/20	9.653 10.08 9.965 9.375	Canadian Canadian Canadian U.S.	65,972,500 126,600,000 128,797,500 45,000,000
($55,000,000, $100,000,000 and $100,000,000 U.S. of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 9.653%, 10.08% and 9.965% respectively; Interest payments on the remaining $45,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.653%. Non Callable; annual sinking fund)

February 26/91	February 15/21	9.254 9.125	Canadian U.S.	147,600,000 80,000,000
($120,000,000 U.S. of this debenture has been swapped into Canadian dollars at an interest rate of 9.254%. Interest payments on the remaining $80,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.254%; Non Callable; annual sinking fund)

February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

July 21/92	July 15/22	8.942 8.5	Canadian U.S.	256,320,000 100,000,000
($200,000,000 U.S. of the 8.5% debentures have been swapped into Canadian dollars at an interest rate of 8.942%. Interest payments on the remaining $100,000,000 have been swapped into Canadian dollars at an interest rate of 8.497%; Non Callable; annual sinking fund)

May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)

December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)

March 24/99	March 05/29	5.6	Canadian	60,000,000
(Non Callable; annual sinking fund)

February 17/00	January 25/30	6.25	Canadian	25,000,000
(Non Callable; annual sinking fund)

January 25/00	January 25/30	6.35	Canadian	199,995,000
(Non Callable; annual sinking fund)

December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)

May 12/03	September 5/33	5.80	Canadian	450,000,000
(Non Callable; annual sinking fund)

August 12/04	September 5/35	5.60	Canadian	400,000,000
(Non Callable; annual sinking fund)

February 15/05	March 5/37	5.00	Canadian	425,000,000
Non Callable: annual sinking fund)

May 26/06	June 1/40	4.75	Canadian	600,000,000
($200,000,000 of debentures were issued on May 26, 2006. This issue was reopened on March 6, 2007, and an additional $400,000,000 of debentures were sold. Non Callable; annual sinking fund)

September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.	Debentures Issued to Minister of Finance of Canada

Date of Issue	Date of Maturity	Interest Rate %	Amount Outstanding
Re: Canada Pension Plan [1]
April 1987-March 1988	April 2007-March 2008	9.61	88,333,000
April 1988-March 1989	April 2008-March 2009	10.08	93,932,000
April 1989-March 1990	April 2009-March 2010 [2]	9.90	101,867,000
April 1990-March 1991	April 2010-March 2011 [2]	10.85	90,318,000
April 1991-March 1992	April 2011-March 2012 [2]	9.92	90,664,000
April 1992-March 1993	April 2012-March 2013 [2]	9.37	62,705,000
April 1999-March 2000	April 2019-March 2020 [2]	6.34	46,335,000
April 2000-March 2001	April 2020-March 2021 [2]	6.54	75,553,000
April 2002-March 2003	April 2022-March 2023 [2]	5.89	41,182,000
April 2003-March 2004	April 2023-March 2024 [2]	5.48	40,189,000
April 2005-March 2006	April 2015-March 2036 [2]	4.63	20,654,000
April 2006-March 2007	April 2011-March 2027 [2]	4.58	99,655,000
			$851,387,000

Re: The Municipal Development Loan Fund
1965-1967	2007	5.38	$291

Total			$851,387,291
[1]	Debentures issued to the CPP have a 5-30-year maturity, are callable at the option of the Province and are redeemable in certain circumstances. The interest rates have been prepared on a weighted average basis.
[2]	Subject in part to annual sinking funds; equity in sinking funds at March 31, 2007, $92,836,986.

Summary

Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$10,665,661
Debentures Issued to Minister of Finance of Canada	851,387
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	317,048
Term Debt Outstanding	11,834,096
Promissory Notes Outstanding	223,200
Gross Debt	$12,057,296

CROWN CORPORATIONS

Introduction

        Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, financial services and other goods and services. Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation or grant to cover costs of administration and other expenses.

        Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (“GRF”). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

        Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost. Loans and equity investments are written down to their estimated net realizable value.

        For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (“CIC”)

        Introduction.  CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993, wholly owned by the Government of Saskatchewan. CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council. As at December 31, 2006, there were twelve corporations so designated.

        Fiscal Year 2006 Highlights — Non-Consolidated Basis.  CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses. The results of these transactions are reflected in CIC’s Non-Consolidated Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year.

        Non-consolidated net earnings in 2006 were $322.3 million compared to $248.1 million in 2005. The $74.2 million increase was primarily due to an increase in dividend revenue from CIC’s subsidiary Crown corporations of $42.8 million and a decrease in grants to subsidiaries of $30.1 million.

        Revenues for the year were $349.8 million, an increase of $45.4 million from 2005. The increase was primarily the result of higher dividends from subsidiary Crown corporations.

        The following dividends were declared to CIC in 2006.

Millions
Saskatchewan Telecommunications Holding Corporation	$50.0
SaskEnergy Incorporated	34.5
NewGrade Energy Inc.	105.0
Saskatchewan Power Corporation	60.2
Investment Saskatchewan Inc.	59.1
Saskatchewan Government Insurance	33.9
$342.7

Dividends declared to CIC in 2005 totalled $299.9 million.

        Expenses, including grants to subsidiary Crown corporations and public policy expenditures, were $27.5 million in 2006 (2005 — $56.3 million). The $28.8 million decrease was mainly due to a decrease in grants to Crown corporations of $30.1 million. During 2005 CIC provided $35.0 million to affect a financial restructuring of Saskatchewan Water Corporation (“SaskWater”). Grants to Crown corporations were $14.2 million (2005 — $44.3 million) and operating expenses were $13.3 million (2005 — $12.0 million).

        Operating costs increased by $1.3 million during 2006 relative to the prior year. The increase is primarily due to an increase in salary and benefits and increased program funding.

        The decrease in subsidiary grant funding was primarily due to a $35 million financial restructuring at SaskWater in 2005 to reduce its debt. During 2006, CIC provided grant funding of $1.7 million to Gradworks Inc., a non-profit corporation created to provide internship opportunities to youth in Saskatchewan. Also, CIC’s funding to Saskatchewan Transportation Company (“STC”) increased by $0.9 million, primarily due to the continued construction of STC’s new bus terminal facility and head office in Regina. CIC also provided $4.1 million to SaskEnergy Incorporated (“SaskEnergy”) to reduce heating costs to Saskatchewan residents.

        CIC does not carry any debt and did not have any asset write-downs in either 2005 or 2006.

        In November 2005, CIC established the Entrepreneurial Foundation of Saskatchewan and the Saskatchewan Entrepreneurial Fund to assist with the development and growth of small businesses in the province. CIC provided $0.6 million in 2006 in capital for investment purposes. CIC is committed to investing up to $25 million in the Fund over the next five years.

        In May 2006, CIC established the First Nations and Métis Fund to improve participation by First Nations and Métis people in the economy by investing in Saskatchewan-based First Nations and Métis businesses. During the year CIC provided $4.1 million in investment capital to the fund. CIC will provide up to $20 million for the Fund over the next four years. The Fund will make investments of between $1 million and $3 million in new or expanding businesses, which are majority-owned or controlled by First Nations or Métis people.

        Fiscal Year 2006 Highlights — Consolidated Basis.  The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations. The corporations provide a wide variety of services and sell various commodities in both domestic and international markets. The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

        For the year ended December 31, 2006, CIC reported consolidated net earnings of $441.1 million on total revenues of $5.1 billion, compared to consolidated net earnings of $306.7 million on total revenues of $4.9 billion in 2005. Excluding non-recurring income of $18.9 million (2005 – $43.9 million), income tax expense of $48.1 million (2005 — $56.1 million), and earnings from discontinued operations of $44.7million (2005 — $115.4 million loss), earnings from ongoing operations were $425.6 million (2005 — $434.3 million). Included in discontinued operations are assets held in its joint venture, Centennial Foods Partnership, as well as its subsidiaries, Meadow Lake Pulp Limited Partnership (MLPLP) and Crown Life Insurance Company (through its subsidiary HARO Financial Corporation (“HARO”)). CIC has disposed of its remaining assets in MLPLP, Crown Life Insurance Company, Hypor and Centennial Foods Partnership.

        Consolidated earnings increased $134.4 million from the prior year. Variances in earnings in the CIC Crown sector were as follows:

•	Saskatchewan Power Corporation ("SaskPower") earnings decreased $37.8 million primarily due to high costs for fuel and purchased power as a result of lower cost coal and hydro generation being replaced by higher cost gas-sourced generation. The increased costs were partially offset by a 4.9 per cent system wide average rate increase implemented on January 1, 2006.
•	Saskatchewan Telecommunications Holding Corporation ("SaskTel") earnings increased by $8.1 million relative to 2005 due to strong cellular access growth and increased revenue for MAX ™ entertainment services.
•	SaskEnergy earnings decreased by $23.5 million relative to 2005, due to a loss on commodity sales resulting from the negative impact of commodity price changes. Lower earnings from gas marketing sales also had a negative impact on earnings.
•	Saskatchewan Government Insurance ("SGI") earnings increased by $16.9 relative to 2005 primarily due to strong out-of-province earnings and a lower level of summer storm related claims in Saskatchewan.
•	Investment Saskatchewan earnings of $72.9 million increased by $160.6 million relative to 2005 losses of $87.7 million, due primarily to losses recorded in 2005 from the ownership of MLPLP of $127.9 million.
•	NewGrade Energy Inc. ("NewGrade") earnings of $102.9 million compared favorably to 2005 earnings of $88.9 million, due to a general increase in the differentials between world oil prices for light and heavy crude oil.

        In 2007, CIC expects to declare a dividend of $200.0 million (2006 — $167.0 million) to the GRF.

        In November 2005, the Government of Saskatchewan established the Saskatchewan Energy Share program. One component of this program was a cap on the consumer price for natural gas to assist rate regulated customers in dealing with high natural gas prices. The difference between the market price for gas and the rate charged by SaskEnergy to customers (the cap) would be paid for by the Province for the period November 1, 2005 to March 31, 2006. Under the program, natural gas prices were capped at $7.95 per gigajoule. In 2006, CIC received $20.5 million from the GRF to compensate CIC for unrecovered natural gas costs. During the 2005 fiscal year, CIC received $53.6 million from the GRF to compensate CIC for unrecovered natural gas costs.

        In 2003, the Government made a commitment that Saskatchewan families will enjoy the lowest-cost bundle of basic utility services in Canada. The bundle includes residential electricity and natural gas, basic phone service and auto insurance. During 2006, CIC, through its external consultants Meyers Norris Penny, determined that Saskatchewan had the lowest cost package of services.

        During 2006, capital expenditures made by CIC and the Crown corporations under its purview totaled $1,366.5 million compared to $1,510.3 million spent in 2005. Taxes and resource payments made by the corporations were $101.2 million in 2006 compared to $99.9 million in 2005. Total consolidated assets administered by CIC were $9.4 billion as at December 31, 2006, up from $9.2 billion as at December 31, 2005.

        On July 26, 2000, the Saskatchewan Rate Review Panel (“SRRP”) was established with a mandate to conduct a review and provide an opinion on the fairness and reasonableness of proposed Crown corporation monopoly rate changes, referred to the SRRP by the Minister of Crown Investments Corporation, considering the interests of the customer, the Crown corporation, and the public.

        SRRP considered three rate applications in 2006 (all are described in more detail in the Active Crowns section below). The panel recommended a decrease of 10.0 per cent in SaskEnergy’s commodity rate effective April 1, 2006, followed by a rate increase of 5.4 per cent effective November 1, 2006, as well as an average system-wide increase of 4.3 per cent for SaskPower, effective February 1, 2007. Government approved SRRP’s recommendations in all three instances.

        SRRP has considered four rate applications in 2007:

•	SRRP recommended and Cabinet approved a 4.3 per cent system wide increase in power rates (Sask Power) effective February 1, 2007;
•	SRRP recommended and Cabinet approved an average 7.1 per cent rate decrease in compulsory auto insurance (SGI Auto Fund) effective July 1, 2007;
•	SRRP recommended and Cabinet approved an average 5.7 per cent increase in transportation rates for natural gas (SaskEnergy) effective June 1, 2007; and,
•	SRRP has reviewed and recommended a commodity rate reduction for SaskEnergy of 5.7 per cent to be effective November 1, 2007. The recommendation must be approved by Cabinet in order to be implemented.

        CIC administers twelve subsidiary Crown corporations, including one wholly owned subsidiary incorporated under The Business Corporations Act (Saskatchewan). CIC also holds a major investment in NewGrade. Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

        As at December 31, 2006, the following twelve active Crown corporations were under CIC’s purview: Information Services Corporation of Saskatchewan, Investment Saskatchewan Inc., Saskatchewan Development Fund Corporation, SGGF Management Corporation, Saskatchewan Government Insurance, Saskatchewan Opportunities Corporation, Saskatchewan Power Corporation, Saskatchewan Telecommunications Holding Corporation, Saskatchewan Telecommunications (a subsidiary of SaskTel), Saskatchewan Transportation Company, Saskatchewan Water Corporation, and SaskEnergy Incorporated. Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

        Saskatchewan Power Corporation.  SaskPower provides the generation, purchase, transmission, distribution and sale of electricity and related products and services.

        SaskPower’s net earnings were $92.7 million in 2006 compared to $130.5 million in 2005. Earnings in 2006 decreased over 2005 primarily due to higher costs for fuel and purchased power and an increase in operating costs, partially offset by an improvement in revenue.

        Total revenues increased to $1,456.2 million in 2006 from $1,325.7 million in 2005 due to a full year of sales impacted by a 4.9 per cent system-wide average rate increase implemented on January 1, 2006.

        Expenses of $1,363.5 million increased from $1,195.2 million in 2005 primarily due to higher fuel and purchased power costs as a result of a reduction in the availability of lower cost coal and hydro generation, which was replaced by higher cost gas-sourced generation. In addition, operating costs were higher due to the clean coal feasibility study and increased salary and benefits costs.

        SaskPower’s debt increased to $2,313.5 million (including short-term debt) (2005 — $2,297.1 million), up slightly due to the additional borrowing of $100.0 million during the year to finance SaskPower’s capital program. This increase was partially offset by debt repayments, sinking fund installments and sinking fund earnings.

        For 2006, SaskPower declared a dividend to CIC of $60.2 million (2005 — $66.3 million).

        Capital spending of $284.6 million in 2006 (2005 — $473.1 million) was for customer connections and to extend the life of existing transmission and distribution infrastructure.

        SaskPower and its wholly-owned subsidiary, SaskPower International, have invested over $250 million since 2004 for the development of 161 megawatts of wind generation in Saskatchewan. The 150 megawatt Centennial Wind Power Project is located near Swift Current and became operational in early 2006.

        In October 2006, SaskPower submitted a rate application to SRRP for a system wide average increase of 4.3 per cent, effective January 1, 2007. The proposed application was approved by SRRP and Cabinet and was effective February 1, 2007.

        In September 2007, SaskPower announced it will install up to 400 megawatts of simple cycle natural gas turbines at a capital cost of approximately $525 million. The turbines will be installed over the next five years, in areas where electricity supply is most needed.

        Saskatchewan Telecommunications Holding Corporation.  SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed internet, entertainment and multimedia services, security, secure electronic transactions, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network. The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 90 years. Saskatchewan Telecommunications’ operations are regulated by the Canadian Radio-television and Telecommunications Commission. The Corporation also maintains investments in companies that provide directory publishing, remote security monitoring, system design, project management, engineering consulting, software sales, multimedia, cable television, transaction clearing house, wireless point of sale, broadband Internet streaming, advertising services, and telecommunication to business customers in British Columbia, Alberta, Ontario and Quebec. Through interconnection agreements with the Canadian telecommunication industry – primarily Bell Canada – the Corporation is part of the national and global communications network.

        SaskTel’s consolidated net income in 2006 of $72.5 million increased from $64.4 million in 2005. The increase was primarily due to strong revenue growth and no write-down of long lived assets in 2006, partially offset by increased restructuring charges and growth related expenses.

        Operating revenues of $1,009.6 million increased from $978.8 million in 2005. This increase is primarily due to increased revenues from cellular access growth, and increased revenue from MAX ™ entertainment services.

        Operating expenses of $917.4 million were higher than the $890.4 million in 2005. This increase is primarily due to expenses to acquire and support wireless revenue growth, increased programming and content costs to support growth in entertainment services, and increased restructuring costs.

        SaskTel continues to self-finance its capital and dividend requirements. Debt of $318.3 million decreased from $359.1 million in 2005 due to repayment of long-term debt.

        SaskTel’s net capital spending in 2006 was $228.5 million, compared to $141.1 million in 2005, primarily due to investment in advancing SaskTel’s bandwidth infrastructure through the Next Generation Access Infrastructure program. As well, SaskTel continued to focus on growth initiatives and expansion of the broadband network to rural Saskatchewan.

        During 2006, SaskTel declared a dividend of $50.0 million to CIC (2005 — $57.9 million).

        SaskEnergy Incorporated.  SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan. In addition, TransGas Limited (“TransGas”) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

        SaskEnergy’s consolidated earnings in 2006 were $53.2 million compared to $76.7 million in 2005. The decrease was primarily due to a loss on commodity sales resulting from the negative impact of commodity price changes. The lower earnings from gas marketing sales also had a negative impact. The loss on commodity sales in 2006 included $20.5 million funded from the GRF to mitigate rising natural gas prices to customers.

        SaskEnergy incurred a loss on commodity sales of $6.1 million (2005 — $11.4 million gain); the loss was reduced by $20.5 million (2005 — $53.6 million) in funding from the GRF related to the Saskatchewan Energy Share program. In 2006, the GRF funding reduced natural gas costs to $7.95 per gigajoule for the period January 1, 2006 to March 31, 2006. The commodity cost of gas sold includes the market value of certain derivative financial instruments used to manage the risk associated with the volatility of natural gas prices. The net effect of the change in market value of these financial instruments was to increase the cost of gas sold by $9.0 million (2005 — $15.0 million).

        Revenues of $1,254.0 million (2005 — $1,298.7 million) decreased primarily due to lower gas marketing sales.

        Expenses of $1,200.8 million in 2006 (2005 — $1,222.0 million) decreased primarily due to the lower gas marketing cost of gas sold.

        Debt decreased to $712.8 million from $734.4 million in 2005 due to debt repayments.

        Capital spending of $71.5 million was higher than the $58.6 million spent in 2005 due to incremental spending on storage development and system expansion during 2006.

        For 2006, SaskEnergy declared a dividend to CIC of $34.5 million (2005 – $29.3 million) due partially to a grant from the GRF.

        In March 2006, due to the mitigation of natural gas prices, SaskEnergy submitted a rate application to SRRP for a system-wide average commodity rate decrease of 9.6 per cent effective April 1, 2006. SRRP agreed with the rate reduction and recommended it to Cabinet where it was subsequently approved.

        As a result of stronger than anticipated revenues attributable to increased throughputs, TransGas implemented a series of rate reductions: a 2.0 per cent reduction effective January 1, 2004; 3.4 per cent effective November 1, 2004; 2.6 per cent effective on January 1, 2006; and an interim 3.0 per cent effective June 1, 2006 to December 1, 2006.

        In September 2006, SaskEnergy submitted a rate application to SRRP for a system wide average commodity rate increase of 11 per cent, effective November 1, 2006. Subsequent to the submission, market prices for natural gas fluctuated, resulting in an adjusted rate increase of 5.4 per cent approved by Cabinet.

        In February 2007, SaskEnergy submitted a rate application to SRRP for a 5.7 per cent increase in transportation fees for delivery of natural gas effective June 1, 2007. SRRP agreed with the application and recommended it to Cabinet where it was subsequently approved.

        In August 2007, SaskEnergy submitted a rate application to SRRP for a commodity rate reduction of 2.6 per cent, effective November 1, 2007. Following review of the application along with a market update from SaskEnergy, SRRP recommended a commodity rate reduction of 5.7 per cent effective November 1, 2007. The recommendation must be approved by Cabinet in order to be implemented.

Major Wholly Owned Subsidiary

        Investment Saskatchewan Inc.  Investment Saskatchewan Inc. provides investment capital and financing, and manages portfolios of commercially viable investments. Investment Saskatchewan was incorporated under The Business Corporations Act (Saskatchewan) on November 14, 1979 as a wholly-owned subsidiary of Crown Investments Corporation of Saskatchewan (“CIC”), a Provincial Crown corporation. Effective September 3, 2003 by Order in Council 700/2003, which made effective The Crown Corporation Amendment Regulations, 1993, Investment Saskatchewan was designated a subsidiary Crown corporation of CIC to which the provisions of The Crown Corporations Act, 1993 apply.

        On June 27, 2006, Investment Saskatchewan created a subsidiary of Investment Saskatchewan, Victoria Park Capital (VPC). On November 1, 2006 VPC was substantially sold to former employees of Investment Saskatchewan. The newly created company manages the existing portfolio and new investment assets under contract to Investment Saskatchewan.

        Investment Saskatchewan reported net earnings of $72.9 million in 2006 compared to net losses of $87.7 million in 2005. The 2005 loss was mainly attributable to MLPLP, which lost $127.9 million in 2005, including a write-down of $109.7 million. MLPLP’s 2005 financial position was negatively impacted by the high Canadian dollar, increased transportation costs, low pulp prices, and rising power costs. MLPLP obtained protection under The Companies’ Creditors Arrangement Act (“CCAA”) in late 2005 and most of its business assets were sold in early 2007.

        Revenue was $157.0 million in 2006 compared to $160.9 million in 2005. The decrease was primarily due to lower earnings from equity investments. Earnings at Saskferco Products Inc. were down, due to lower fertilizer prices, and earnings of Meadow Lake OSB were also lower due to reduced oriented strand board prices.

        Expenses of $129.2 million (2005 — $107.2 million) increased primarily due to the higher operating expenses due to expansion and rising feed costs of Big Sky Farms Inc.

        Long-term debt of $71.5 million (2005 — $124.8 million) decreased primarily due to scheduled repayments of $57.6 million of long-term debt during the year.

        During 2006, Investment Saskatchewan’s purchases of investments were $24.6 million (2005 — $12.1 million) and purchases of property, plant and equipment were $10.7 million (2005 — $17.2 million).

        For 2006, Investment Saskatchewan declared $59.1 million in dividends to CIC. During 2005 no dividends were declared to CIC.

        On March 31, 2007, Investment Saskatchewan repaid $20.7 million in equity to CIC out of available cash flow.

        Investment Saskatchewan’s significant holdings are discussed below:

        Saskferco Products Inc. (“Saskferco”).  Saskferco is a nitrogen-based fertilizer plant located near Belle Plaine, Saskatchewan, owned by Investment Saskatchewan (49 per cent), Mosaic (50 per cent), and Citibank Canada (1 per cent). Medium Term Notes issued by Saskferco with a principal amount of U.S. $21.0 million as at March 31, 2007 are guaranteed by the GRF. The GRF receives commercially-based guarantee fees based on guaranteed debt outstanding. The project agreements provide that cash flow will be allocated on a priority basis to the reduction of guaranteed debt. As a result of surplus cash from operations, Saskferco has established a debt retirement fund specifically for the Medium Term Notes. The fund had a balance of $28.7 million as of March 31, 2007. The guaranteed Medium Term Notes matured and were paid in full on May 31, 2007.

        On September 24, 2007, Saskferco announced an $84 million expansion that will see urea production increase by 400 tonnes per day and anhydrous ammonia by 200 tonnes per day. Costs of expansion are to be funded by internally generated cash flows.

        Meadow Lake Pulp Limited Partnership (“MLPLP”).  MLPLP operates one of the world’s first zero-effluent chemithermomechanical pulp mills. CIC Pulp Ltd., a wholly-owned share capital subsidiary of Investment Saskatchewan, owns 50 per cent of MLPLP, with Millar Western Industries Ltd. holding the remaining 50 per cent. The state-of-the-art, environmentally friendly mill is located near Meadow Lake. Its wood pulp is sold in Canada, the United States and offshore. In April 2005, Investment Saskatchewan purchased $52.0 million in guaranteed debt from MLPLP’s debt issuers. As a result, outstanding guarantees by Investment Saskatchewan were replaced with direct financing by Investment Saskatchewan. MLPLP has experienced negative earnings impacts due to lower pulp prices, a strong Canadian dollar, and energy costs. During 2005, Investment Saskatchewan made loan provisions totalling $124.9 million on its investment in MLPLP.

        On December 28, 2005, MLPLP obtained creditor protection under the Companies’ Creditors Arrangements Act (“CCAA”) to provide time to investigate all options with respect to the future of the mill including the development of a cost reduction plan and pursuing potential purchasers of the mill. On January 9, 2006, Investment Saskatchewan approved the provision of up to $15 million in Debtor-in-Possession (“DIP”) financing to the pulp mill. The purpose of this temporary short-term liquidity facility was to assist the pulp mill in its restructuring efforts.

        On January 11, 2007 the Saskatchewan Court of Queen’s Bench approved a transaction between MLPLP and Investment Saskatchewan with 6551017 Canada Ltd. for the sale of the fixed assets and raw materials inventory of MLPLP. The sale transaction closed on January 23, 2007. Thereafter, the remaining assets, primarily trade accounts receivable and pulp inventory will be liquidated and the proceeds used to pay certain trade creditors and other liabilities of MLPLP, including full repayment of the Debtor-in-Possession loan, with the balance of the funds used to repay a portion of the debenture owed to Investment Saskatchewan. Investment Saskatchewan expects to recover approximately $42.9 million of its MLPLP investment consisting of approximately $32.1 million cash, $5.0 million of equity in the purchaser, a $2.7 million non-interest bearing debenture from the purchaser, $1.3 million in equipment leases receivable from the purchaser and a $1.8 million interest bearing loan from the purchaser.

        HARO Financial Corporation (“HARO”).  HARO is a Regina-based company created to acquire an ownership interest in Crown Life Insurance Company (“Crown Life”). At December 31, 2006, HARO held a 65.21 per cent ownership interest in Crown Life and Extendicare held 34.79 per cent. In May 1998, Crown Life entered into agreements with The Canada Life Assurance Company (“Canada Life”) for the sale of its business. Under the terms of the agreements, substantially all of Crown Life’s insurance business was transferred to Canada Life, with the balance to be transferred at the option of the parties to the agreements or the shareholders of Crown Life after January 1, 2004. The completion of the second step in the sale process was delayed due to the acquisition of Canada Life by Great-West Life in 2003. On April 24, 2006, the shareholders of Crown Life triggered the second and final close of the sale to Canada Life. In July, 2007, the remaining assets of Crown Life were transferred to Investment Saskatchewan.

Major Investment

        CIC has invested as a commercial partner in the corporation discussed below.

        NewGrade Energy Inc. (“NewGrade”).  NewGrade operates a heavy oil upgrading plant in Regina. NewGrade’s outstanding voting shares are owned 50 per cent by the Government of Saskatchewan through CIC and 50 per cent by Consumers’ Co-operative Refineries Limited (“CCRL”), a wholly owned subsidiary of Federated Co-operatives Limited of Saskatoon. The plant is currently operating substantially above design capacity with the ability to produce an output of approximately 3.23 million cubic metres of upgraded crude oil in any year in which the complex undergoes a one-month maintenance shutdown.

        NewGrade recorded a net profit for its fiscal year ending October 31, 2006, which contributed $102.9 million to CIC’s consolidated earnings for the year ended December 31, 2006 (2005 — $88.9 million). NewGrade’s earnings increased due to a general increase in differentials between world oil prices for light and heavy crude oil.

        In 2006, NewGrade made a cash distribution to the two shareholders. This cash distribution consisted of a dividend to each shareholder of $105.0 million.

        NewGrade’s total government-guaranteed debt at March 31, 2007 was $10.8 million. These amounts were guaranteed 56.7 per cent directly by the Government of Saskatchewan and 43.3 per cent by the Government of Canada but indemnified by CIC. The guaranteed debt matured on August 31, 2007.

        In September, 2007, CIC announced that CCRL will purchase CIC’s 50 per cent interest in NewGrade for $325 million plus dividends on NewGrade’s 2006-07 earnings.

Crown Investments Corporation of Saskatchewan

Consolidated Statements of Financial Position

	At December 31
	2002	2003	2004	2005	2006
			(Thousands)	Restated Note 3
Assets
Current	$1,317,689	$1,134,346	$1,563,295	$2,093,929	$1,919,120
Long-term investments	942,046	995,718	652,665	657,093	716,583
Property, plant and equipment	5,338,342	5,385,609	5,329,223	5,688,140	5,879,341
Other assets	400,067	358,809	385,351	419,746	395,994
Long-term assets of discontinued operations	0	0	209,339	389,307	459,820
Total Assets	$7,998,144	$7,874,482	$8,139,873	$9,248,215	$9,370,858
Liabilities and Province's Equity
Current	$1,489,917	$1,340,789	$1,437,491	$1,724,875	$1,590,145
Long-term debt	3,078,758	2,981,839	2,977,430	3,217,556	3,201,221
Long-term liabilities from discontinued operations	0	0	39,944	460,903	429,834
Deferred revenue and other liabilities	346,668	329,989	419,929	468,124	499,221
Province of Saskatchewan's Equity	3,082,801	3,221,865	3,265,079	3,376,757	3,650,437
Total Liabilities and Province's Equity	$7,998,144	$7,874,482	$8,139,873	$9,248,215	$9,370,858

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Operations

	For the Period Ended December 31
	2002	2003	2004	2005	2006
			(Thousands)	Restated Note 3
Revenue
Sales of products and services	$3,435,593	$3,857,164	$3,769,697	$4,155,153	$4,977,363
Investment	52,822	39,069	72,448	89,555	85,145
Other	41,365	13,051	4,117	5,551	15,395
Total Revenue	$3,529,780	$3,909,284	$3,846,262	$4,250,259	$5,077,903

Expenses
Operating costs other than
those listed below	$2,527,237	$2,903,360	$2,723,159	$3,065,619	$3,871,455
Interest	270,682	122,353	248,546	243,939	248,077
Amortization of property, plant and equipment	397,203	424,517	402,461	406,455	431,578
Saskatchewan taxes and resource payments	105,102	98,373	87,342	99,944	101,213
Total Expenses	$3,300,224	$3,548,603	$3,461,508	$3,815,957	$4,652,323
Earnings before the following	229,556	360,681	384,754	434,302	425,580
Future income tax (expense) recovery	(6,474)	469	(26,465)	(35,881)	(4,398)
Public policy expenditure	0	0	(52,046)	0	0
Non-recurring items	70,987	(15,797)	8,023	43,915	18,942
Current income tax expenses	0	0	0	(20,249)	(43,734)
Loss from discontinued operations	0	0	(2,205)	(115,422)	44,729
Net Earnings	$294,069	$345,353	$312,061	$306,665	$441,119

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.	The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan. The foregoing narrative description is unaudited.

2.	Effective January 1, 2003, CIC adopted the new Canadian Institute of Chartered Accountants handbook section 3110 “Asset Retirement Obligations.” This section requires the recognition of the fair value (net present value) of the total estimated future decommissioning costs when the assets are put into service.

3.	Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”) of the CICA Handbook is effective for periods beginning on or after November 1, 2004; as a result, the Corporation adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements.

An entity falls under the guidance in AcG-15 and is classified as a variable interest entity (“VIE”) if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

The Corporation has determined that the following entities fall under the classification of a VIE and have been consolidated in the financial statements:

HARO Financial Corporation (HARO) Meadow Lake Pulp Limited Partnership (MLPLP) Prairie Ventures Limited Partnership (PVF)

Prior to January 1, 2005, the Corporation accounted for HARO as a loan receivable, and MLPLP and PVF using the equity method. The impact of consolidating these VIE’s on the balance sheet and income statement as at December 31, 2005 was to increase (decrease) assets, liabilities and income as follows:

Cash	$4,010
Net current assets	41,026
Current assets of discontinued operations	329,333
Long-term investments	(106,911)
Property, plant and equipment	106,549
Other assets	14,264
Long-term assets of discontinued operations	382,497
$770,768

Net current liabilities	$28,521
Current liabilities of discontinued operations	125,821
Net long-term liabilities	76,748
Long-term liabilities of discontinued operations	407,234
Non-controlling interest	38,983
Non-controlling interest in discontinued operations	46,784
Retained earnings	46,677
$770,768

Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $36.3 million. Net income in 2005 increased $10.3 million as a result of the consolidation of VIE’s.

4.	Certain of the 2005 comparative figures have been reclassified to conform with the current year’s presentation. Figures for 2002 through 2004 have not been similarly reclassified.

SOURCES OF INFORMATION

        Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “General Revenue Fund Supplementary Financial Information” and “Summary Financial Statements” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Department of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Department of Finance in their official capacities.